Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following is a transcript of Macromedia's Analyst Day held on May 18, 2005.  This transcript was posted to Adobe's external website on May 24, 2005.

FINAL TRANSCRIPT

Conference Call Transcript

MACR - Macromedia Analyst Day

Event Date/Time: May. 18. 2005 / 4:30PM ET

Event Duration: N/A

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CORPORATE PARTICIPANTS

Stephen Elop

Macromedia - Chief Executive Officer

Kevin Lynch

Macromedia - Chief Software Architect

Tom Hale

Macromedia - Senior Vice President and General Manager

Al Ramadan

Macromedia - Executive Vice President and General Manager of Mobile & Devices

Don Hunt

Macromedia - Senior Vice President and General Manager

Elizabeth Nelson

Macromedia - Executive Vice President and Chief Financial Officer

Bill Perry

Marcomedia - Freelance Developer

Michael Look

Macromedia - Vice President of Investor Relations

Bruce Chizen

Adobe - Chief Executive Officer

PRESENTATION

Michael Look  - Macromedia - Vice President of Investor Relations

On behalf of the company I would like to welcome you to our new bidding and thank you for joining us here today. We have a wonderful set of presentations planned for you. We are hoping that you get a lot of information out of this. What we really like you to get out of this presentation is basically a better understanding of our vision, our mission and basically our strategy going forward.

I have a couple of announcements or logistics that I would like to deal with right now. But first, obviously being we would ask that everybody turn off their cell-phones, pagers so on and so forth. You will see in the agenda that we do have a break scheduled at which point you can place the calls that you need to place, all right?

Second, today’s meeting is being webcasted and it will be available on our web site at www.macromedia.com/macr along with the materials that we will be presenting today. The webcast will be available for two weeks. And so, please take a look at the website. And lastly, after our formal presentations we will be hosting a cocktail reception where we encourage people to attend and get to meet the presenters in a more informal setting as well as get closer to demos and products that we will be discussing today, all right?

Now to answer one big question, we will not be updating any of our guidance that we provided on May 3rd, during our quarterly call. So, we won’t be taking any questions there. Sure, Betsey will be doing, Betsey will be doing that at the end of her presentation. So, I would like to basically briefly go over the agenda that we have planned today. As you can see, Steven will kick off today’s meeting basically outlining our vision and strategy going forward. Following Steven’s presentation, we are grateful to have Mr. Bruce Chizen, Chief Executive Officer of Adobe to go over the strategic rationale of the recently announced plans to acquire Macromedia.

After Bruce we have Kevin Lynch our Chief Software Architect and he will be talking about how we are standing to reach our platform. Included in his presentation will be a discussion about some of the solutions that we are providing to the designer and developers community and towards the end of his presentation we will give you a sense of where we are taking the Flash technology going forward. Following his presentation, we will have a brief break of about 15 minutes, all right?

After the break Tom Hale our General Manager of our business solutions business unit will be discussing the Breeze 5 products that we have recently announced. He will be giving a number of demos to really give a sense of where that business is going. After Tom, it will be a presentation by Al Ramadan, who is our General Manager of our mobile and devices business unit and clearly there is a lot of interest in that space. He would be talking about where Flash is going on the non-PC platform. After Al’s presentation, Don Hunt, our head of worldwide sales will be talking about the sales organization and how he is managing that organization to address some of the growing demands for our business products.

And, concluding or wrapping-up the formal presentation, will be Betsey Nelson who will give a financial overview of the company, talk about some of the progress we made on the business model. We will be conducting a Q&A session following the formal presentation, all right?

Now before we begin I need to remind you that the matters that we’ll be discussing today may include “forward looking statements” these “forward looking statements” may involve risks and uncertainties that may cause actual results to differ materially from the results predicted. For a discussion of these risks and uncertainties, you should review Macromedia’s SEC filings including our Form-10K for the fiscal year 2004 and quarterly reports on Form-10Q filed by the company in 2005. In our presentation we’ll discuss non-GAAP financial measures. The GAAP financial measures as well as the reconciliation between the two are available on our website.

So with that, let’s go ahead and get started. Our first speaker is Mr. Stephen Elop.

Stephen Elop  - Macromedia - Chief Executive Officer

 Good, thank you, Michael. And thank you all for joining us here today. As Mike said, we are going to be covering a lot of ground. What I would like to do is to start off by giving you some contact support to give you a general understanding of how it all fits together and a bit about the context for what we are actually dealing with from an environmental perspective, the trends that we are seeing and the effect that those are having on our business.

So let me start off by saying a few things about the fiscal year that just ended. As most of you know March 31st was the end of our fiscal year, and it’s a year that we are very proud of. If you take a look at the numbers we had tremendous revenue growth including profitability. Now we really delivered on, what we set out to do for the year. One thing that we are particularly proud of though, it’s not just the numbers, but also the progress that we’ve made as a company.

For example, in addition to being a supplier of great software, a company that’s provided great tools in technologies over the years, we have really demonstrated our ability to establish ourselves as a strategic vendor to some very important players out there. So if you look at the announcements even in the last quarter or so, with companies like Samsung and Nokia, where they have made strategic worldwide commitments to our technology. Or with SAP, where they have also made very fundamental commitments to working with Macromedia, thereby helping us to extend what we are trying to do to many other customers around the world. You can see that Macromedia is evolving. If you used to think of us as multi-tier distribution, moving tools to the channels, a lot of that is changed, and you are going to see that here in the course of today.

When you look at the year that just passed, you’ll also realize that we delivered on our promise to leverage the assets we have to build some big new businesses. So if you think of the Flash Player, as one of our most important assets of the company, and then take a look at what we’ve done with the business user’s segment around Breeze or what we’ve done around the consumer segment with our mobile effort, you can really get a sense that, this investment in our core assets to build new businesses is really beginning to pay off for us, and that comes through very nicely in the results.

Now, there are a lot of trends out there and I want to talk about different things that are going on. I wanted to highlight 5 or 6 that I think are particularly relevant to our business and what Macromedia is trying to do. For example clearly the just complete explosion in the number of devices that are available out there, every one of those devices these days, has some sort of opportunity to present a great digital experience. So whether it’s your cell phone, whether it’s your in-car-navigation system, whether it’s you know, it’s the latest PC, your MP3 player, whatever it is, the number and range of devices is just exploding, and everyone of those devices, is an opportunity for Macromedia.

Another trend that we are all talking about is the increasing availability of high volumes of bandwidth, whether it’s broadband or it’s the traditional internet environment or the availability of 3G networks this is something that fundamentally affects our ability to have great experiences delivered to the ultimate users of the devices of the PCs or whatever the case may be. So we have seen this for many years in Japan where they have been way ahead on networks and so forth, it spread from East to West and now in North America we are finally beginning to see the networks that that make these types of things possible. That the trend that truly supports what we are trying to do.

I don’t know if this last point is a trend as much as it’s a confusing factor out there. We all talk a lot about the convergence that’s going on. A cell phone that does all sort of different things, it slices, it dices it’s going to be so many things, at the same time we are seeing an explosion in devices that are specialized on particular functions. So if you are looking in your briefcase today or on your desk at home and see all the different chargers you have, you realize, you have got more devices on the go now than you ever did, despite the convergence that we are all talking about and beginning to see.

Another trend that’s really important for is the pace at which new forms of communication are really taking hold, whether it’s voice-over-IP, whether it’s video actually becoming useful popular on the internet today and it wasn’t long ago that every bit of video you went to look for with a couple clicks down on the website, two pages down, now it’s on people’s homepage, now it’s integrated into the primary experiences that people are putting forward in large part because of the trends that I have listed above there and which makes that possible, the networks makes that possible and so forth.

And a final trend I want to mention is the importance of brand. Now brand has always been important, Proctor and Gamble will tell you that. But in our world, in the digital-experience world, all of a sudden branding and the branding when experienced across different environment is becoming important. So whether it’s a large consumer electronic manufacturers, whether it’s these wireless operators, they are all looking to take control of their brand, not just the label they put on the outside of the phone or on the outside of a MP3 player or whatever there case maybe, but also the brands that’s right in the user interface that part of how you work with the device and their portal and their billing system and everything else around it.

So what we are seeing for example in the mobile world, are some interesting battle lines being formed between the different participants in the ecosystem, who are all trying to take control of that branded experience, because if you own that branded experience, then you can own the customer and ultimately derive the greatest revenue from those customers. Macromedia is the major player here because we help people deliver those branded experiences.

Now if you look at all of these trends, then think about what’s going on over the last several years, actually since the beginning of Macromedia. What you can see is that those trends tend to add up the major generational shifts in technology. This is the revenue pattern for Macromedia simply since inception and you can see very clearly some major generations of activity first around CD-ROM as the platform for the delivery of great experiences.

At that time it was the about learning and game on CD-ROM that you stick them into your PC. And then after that it was about the internet-era where Macromedia placed some bets with products like Dreamweaver and Flash and really rode that wave out and had some tremendous success, and of course it came down a little bit when the internet boom happened as one would expect.

But what you are seeing now in our business and in our results, is indeed a next generation of technology, a next generation of innovation really beginning to take hold and the reason for that are the trends that I just talked about the expansion in platforms, broadband and so forth, we are really starting to see that. So while sometimes it feels like we are still all recovering from the collapse of the internet boom that was, when you look at Macromedia’s results and realize that we just posted the revenue year in our history, I think it is safe to say that we are into that next generation and enjoying the success there from.

Now when you look at those trends you have to say that does that mean Macromedia have to reinvent to do something different all the time, you know when you look at what we have actually done over the years, what you will realize is that, we’ve always taken a particular approach to the environment, and that’s been about working across platforms. In the early days of CD-ROM era, we were the company that provided technology that helped people deliver their experiences in both the MAC and the PC looks like that so many years ago, it look pretty cool now. When the internet era took off, it was about allowing our customers to deliver great experiences on every browser on every operating system and all sort of different environment, that was our promise to our customers.

So if you have built something using Macromedia Flash, you knew what certainly with that experience could be delivered on whatever the platform was. What’s really happening with this next generational shift, is that the platform is once again expanded, it’s now about all of these different devices and what our customers want to do is create great branded experiences, that work both in the PC world as well as the non-PC world. And a lot of this is at the heart of Macromedia has focused on today. So despite all of these changes, our focus in terms of our mission remains largely unchanged, Macromedia is about providing solutions that make great digital experiences possible, regardless of the platform, the delivery method or whatever the case maybe, and we want to do that in a way that our designers and developers, our corporate customers, can do in a very efficient way and a very successful way, so they can take advantage of this explosion in platforms.

Now, let me translate that into something a bit more detailed in terms of where our priorities lie, and also how we derive revenue. At the heart of our strategy is the Flash Player, is this technology that over the years, we worked very hard to make ubiquitous on the traditional internet, so at this point you know, see the detailed numbers over 500 million PCs have a Flash Player, and enjoy those experiences. You will also hear about the progress we are making the mobile world to get that same capability out there, that’s what going on out there today. So top corporate priority, drive the ubiquitous nature of the Flash Player, it has to continue to be a priority for us.

From a revenue perspective things have changed a little bit. It used to be the case that we had to spend a lot of money, we got the Flash Player out there, we paid Netscape to help us get the Flash Player out there many, many years ago. At this point this is a growing part of our business in terms of inbound royalties associated with the devices that are shift-key based, cell phones or setop-boxes or digital television most people are paying us money for using the Flash Player on their devices this is the new source of revenue for us.

The second priority is to help our designers and developers actually make their migration so they can take advantage of this expanded platform, so whether that’s the tool or server producers, the developer programs whatever is necessary to provide our community with the honorarium to take advantage of this expanding platform so that becomes our second priority. Now, over the years, it is from this area, that we’ve derived most of our revenue and that will continue to be the case for a long time to come, that’s a the big part of our business.

Third priority is developing the product, the solutions, the vertical market strategies and so forth that allow us to scale revenue at a rate beyond just a number of designers and developers that are adopting this technology. So revenue scales with the adoption of the Flash Player, it scales with the number of people using this environment to develop great experiences, but we are going beyond that in terms of the solutions that can take advantage of the ecosystem that was born, that we built rather and indeed you will see examples about other product lines like Breeze and some of the work that we are doing around the mobile world

Then of course none of this is possible, unless you innovate around sales and marketing and professional services and this is something that we’ve invested in very heavily over the last 3 or 4 years. We’ve been talking about the number of sales reps we’ve been adding, the introduction of professional services capacity and things like that, that will continue, because it’s a critical element of us moving beyond our traditional routes in multi-tier distribution and establishing those strategic relationship that I mentioned earlier.

So the day after we announced the acquisition of Macromedia by Adobe we had an all-hands meeting where every sales person, every marketing person, everyone in the company was in one location. We do that once a year. It was just good timing that we sort of had some news for them beyond the traditional training sort of give them a few things to think about. But when I stood up in front of those people, I talked about what our specific goals were for the fiscal year ahead. The things that I wanted everyone to think about.

Clearly, the first goal is to continue to make Flash a platform of choice. Everything we can do, we have to be thinking about that. Our second key goal is we have some very important product launches to deliver late this summer. As you all see here they are on track, you are going to see examples of that, their fantastic products, we are really, really excited about we have got to deliver. We have to got to make those the most successful launches that we have ever had. If you look at the revenue and where the money is coming from, this is a big part of our business and those launches are critically important the year half.

Third priority, for the year immediately in front of us is to expand our credibility with the enterprise players. So a lot of people still say to me, Macromedia does all this can you support that, is that real? So, we get that, and I acknowledge that. We have a lot of work to do to convince the enterprise customers that we are worthy of those types of relationships. We also have to engage aggressively with the competitive thrusts that are out there. So in each of the major agendas that you are going to hear about today, we will talk a bit about competition because it’s there.

As we came off the end of the internet era and so forth, there was a period of time where we were more inwardly focussed in developing the new agendas. As those agendas become more apparent and various companies will take notice as they position against us and so forth, we have to change our mindset. So you are going to see us behave very competitively, be very aggressive about that and we will talk about that during the context of today.

And finally, when we have many great people and we are developing those people within the company, we also know that we have to continue to infuse the DNA into Macromedia that allows us to pursue these new agendas. So we continue to hire aggressively both in engineering and marketing and sales and so forth. We need to continue to do that and that is something that has really contributed to our success over the last little while.

So it’s been an exciting time delivering results to this point. It was certainly a big announcement in mid April as we talked about the acquisition. But one thing I would like to say before I introduce Bruce is just how excited Macromedia is about this combination. I have been asked the question by many people if you have been on the Macromedia side, why did you sell him now and on the Adobe side have you paid too much and all that type of things so we figure we got it just about right.

But at the heart of this, at the heart of the reasons for entering into this from the Macromedia perspective, is when you look at the all growth opportunities we have, and you understand it as competition and so forth out there and realize that the combined companies can give us the scale, the speed, the resources, the things we need to really accelerate those agendas, that’s where the power of this combination comes from. The product lines link-up well, the opportunities together to really move this forward aggressively is what this is all about.

So with that I will introduce Mr. Bruce Chizen, CEO of Adobe.

Bruce Chizen  - Adobe - Chief Executive Officer

Well, first of all, I want to thank Stephen and his national team for giving me the privilege to speak to you today. I do find it somewhat strange, ironic that I’m standing here during a Macromedia/our meeting.

Everything that Mike Look said about encouraging you to leave their SEC filing, 10-K, 10-Q etcetera. I encourage you to do the same regarding Adobe given that, well I’ll be talking about those and “forward looking information” and it has a number of risks and uncertainties.

When I think about Adobe as a mission, it is clear it is more relevant today than ever before in history we are a company that for the last 22 years we have been in the business of providing innovative software to help people and organizations communicate better with emphasis on that word “better,” information needs to be more reliable, relatively more secure, more impactful, more compelling. Information that has a rich user experience, information that needs to be viewed and interacted with where people want to view and interact with it. And as Stephen has described that is increasingly so on non-PC devices and as those of you who have been paying attention to the video game wars that will probably be in the future even through video games connected to HDTV.

The combination of Adobe and Macromedia will enable us to achieve this mission at a greater level or to a greater level than ever before. And that’s more critical because of the explosion of digital content within society today. It is extremely difficult for you as an individual or you as an individual of any organization or the enterprise itself to communicate in this world because of the amount of information that’s being created and disseminated and the number of devices in which that information has been consumed on. The pin is for Adobe and it’s shareholders and it’s great that Macromedia assets, their products and their people will be a part of our ability to solve real customer problems.

This one slide is the essence of what the combination will mean to our customers. To start with what you see in the bottom, our industry in defining technology platform. You heard Stephen talk about Flash as their platform that is embedded just about everywhere. And they built a strategy of building products and services to leverage or take advantage of that unique layer of middleware or even one could say operating system. Well, combining that with Adobe has been able to accomplish with Reader and DBF gives us a platform that is unbeatable. A platform that cuts across not only many different operating systems on a personal computer but one in which cuts across any mobile and other alternate computing devices.

On top of that platform, we deem a lot of synergy between our joint products and let me talk briefly about each of this. First of all, for the creative professionals, or web designer or a web developer, what we are able to do is more seamlessly integrate the products they want to use to get their important work done. These are customers when they are employed spend $1000s and $1000s on products and services, and they are willing to spend money on tools that will make them either to produce better output or allow them to be more productive and more efficient in getting that information for that communication how to go out.

Remember these are people are getting paid $10s of $1000s to develop a brochure. In some cases, $100s of $1000s to develop a website, to create a video, to enhance a movie. The cost of the tool or the solution that will make them more effective or better is irrelevant as long as they are employed. We’ve seen that at Adobe with the Creative Suite. Having a 66% growth year-over-year last year was a clear indication of that our customers are willing to pay for value. By being able to more seamlessly integrate products like Illustrator with Flash authoring or products like Photoshop and Dreamweaver across applications like Bridge for Asset Management and Version 2 for version control across all of the key applications that our customers, our joint customers want to use we believe, we will be able to extract or provide more value to our customers and therefore more revenue from them over time.

We will also be able to provide additional products and services on top of the Creative Suite solutions as we are currently doing with the (inaudible) solutions because the more important we are to this customer, the more they want us to make the rest of their workflow more seamless and more productive and we will be able to monotize that easily. We made it so that as what we would be able to do together in the world of video. Video, other than face-to-face is the best vehicle of communication or the best form of communication. The problem has been, video has been hard to work with meaning, it’s too expensive to get my message across to the person I want it get it to because it requires me to buy advertising space on broadcast TV.

Well, two things have changed. One is, DVDs are everywhere and DVD players are everywhere and they are dirt cheap to produce, and as important or one could say more important, broadband has become pervasive, has become fast, which means I can now use I can now produce video and communicate video either through those DVDs or on the Web. Adobe has leading class solutions for video editing and composition with products like Premiere and After Effect and Macromedia media has a great playback mechanism with Flash Player. And you can envision of optimizing our solution of editing and composition solutions to take advantage of that unique play back capability.

Another area of great synergy is in the enterprise. Adobe has created for last year a $100 million business providing server based products to help corporations with a mission critical document workflow with our LiveCycle(tm) service. In effect, we were able to take information from the enterprise, present it through an intelligent document and take information from that intelligent document back into the enterprise. Well, in parallel, Macromedia has been working with Flex to do a similar type of activity in which a rich interactive application has been required. Same business analytics, same charting and graphing.

Think about a 401-K shop who is trying to hold on to that customer as they go from an employer to an individual user out there. Think about the forms that need to be filled out and all the charts and graphs and interaction that 401-Know provider would like to provide to that ultimate user. And then, think about Adobe of providing the complete solution with LiveCycle(tm) and Flex. In fact, independently, SAP, one of the largest providers of enterprise infrastructure has been working with Adobe and Macromedia on providing that capability to our joint customers. Together, we will be able to do that much more efficiently.

For the business user, Adobe has had a great deal of success with Acrobat approaching $500 million in annual revenue, all around reliable document exchange and collaboration. So it’s filial in nature, asynchronous. I send you a document, you pass the document on to me, I pass it on to someone else, comment, catch-up etcetera. Macromedia in parallel take a solution on top of Flash for realtime collaboration. You can imagine what we could do as a combined company to provide a complete solution for those knowledge workers and entities throughout the world

And then of course in mobility Macromedia have clearly done a dynamite job of getting Flash on many, many devices. We are seeing customers as we just saw with NTT DoCoMo are looking for the ability to consuming TBS, we will be able to approach those customers with that capability. And not only that capability, we have demonstrated some mobile Photoshop Digital Imaging technology that we will also be able to provide to our customers. And by having that platform, a combination of Flash and Reader and digital imaging, digital for other technology, will provide even more solutions for the creation, authoring and delivering of content. I cannot be more excited. No one has questioned the strategic rationale of this combination. The only question I have got is why now, what took you so long? My response has been very consistent.

Those of you who have asked me over the years about acquisitions, I said, there were two major requirements. One is, it has to be very strategic and the other is we have to believe that it could be integrated. As I have gotten to know Stephen and Betsey and Kevin and Tom and Rob Burgess, it’s clear to me that their passion for products and customers and innovation mirrors that of the employees of Adobe. We are also buying and merging with a company that is healthy. Integrations are hard, but the fact that their strategy is proving to be successful and that their business has got people certainly articulate is healthy. It will make it much easier for us to take advantage of the opportunities that you see up on the screen behind me. So, we are clearly coming together in a position of strength and we will be an unstoppable combination.

Thank you again for giving me the opportunity to chat.

Kevin Lynch  - Macromedia - Chief Software Architect

Hi, I am Kevin Lynch. I am Chief Software Architect, Macromedia. I have been here since 1996 and originally I worked on the Dreamweaver project and then since then I have been working on number of our projects including the Flash technology and I would like to take through a strategy around with becoming the Flash platform and the core of the platform as Stephen described earlier were we are we are going after a large strategy here around tools and service around the Flash Player. So basically start first by talking about the Player itself.

The Player right now is available across many operating systems from Windows to (inaudible) to even Linux where, and it went to cross all the popular browsers that are out there today. In fact it is included with many of those browsers. It runs across whatever backend server platforms you’ve got so you can call back and interact with dotnet servers or J2EE servers or even traditional web servers. And it runs not only on PCs but multiple devices from cell phones to pocket PC devices even to other devices like (inaudible) and set-top boxes and even the hotel systems you see called (inaudible) have the Flash Player, as part of the technology now. So it runs on many, many different devices across a wide variety.

Right now, the Flash Player is reaching 570 million desktops, the web today and over a 100 OEM manufacturers are now building the Flash Player into their devices. This is the widest reach of any technology on the internet, perhaps in the world in terms of our ability to reach people.

In addition to it having such great reach, we also have the ability to update this technology very quickly and you can see here we have got a chart that shows the historical adoption of the Flash Player all the way back to ‘98 and each version of the Flash Player, you can see it goes from 0% to over 80% in about 12 months. This is an incredible ability to innovate your Macromedia create a new version of the Flash Player and then get that out across the internet to our designers and developers to take advantage of that and users can start experiencing that content. And we are working on the next generation of the Flash Player today the current one is Flash Player 7, the next one is code-named Maelstrom and reflects a similar adoption path with Maelstrom perhaps, even a bit faster.

We are building in some even more optimized inflation process for Maelstrom that should make the adoption perhaps, even go more quickly. But already we are in a great situation with that. And you can see compared to some other technologies, the Flash Player can get out much quickly much more quickly than for example, internet Explorer which has been out for 51 months right now and has only 77% to reach on the internet and Windows XP itself, it has been out for 45 months, it reaches about 65 percent of people who access the web today. Java 1.4 has always been really successful in the server side but on the client side, it hasn’t got as much reach. You can see that it only reaches about 33 percent of people to access the web after 49 months of being available. So we are in incredible position here of having incredibly wide distribution of technology and the ability to update it quickly.

Now the Flash platform itself is driving revenue here at Macromedia quite significantly. It’s underlying a number of products built around the Flash platform including Flash (inaudible) and our mobile initiatives where there is a royalty based on including the Flash Player and devices and currently in FY’05, 60% of revenue at Macromedia was directly related to the Flash platforms. So it’s really the foundation not only for these products but also for our group’s agendas going forward.

Now, I would like to talk about some of the technologies surrounding the Flash Players, tools, servers, developer programs and we have got millions of loyal designers and developers using our technologies today around the world. Of course we have books and training materials, we have user-groups that are really around the world and our own user-conference called MAX, which is really , as well as some third party competition around our technologies Flashforward and Flash Kit and others.

We’ve had some incredible work being done with our software. And I have got just a few examples here I would like to show you. This first one is from IBM and IBM’s got this interesting website, public website and go visit and it’s called their (inaudible). (IBM web page Presentation). And basically it’s a collection of industry information that you can view here, so we will take the solutions elevator and take a different bullet and different pop-up there, (IBM web page Presentation). It’s very exciting to see IBM using the Flash Technology to deliver that experience.

Another example here is Vodafone and they’ve created a piece that illustrates their vision of what the future of communication will be like and they’ve used the Flash for it to deliver that experience online. (Vodafone web page presentation). So you can see they are videos it’s not (inaudible) it’s embedded into the interactive elements and it doesn’t have that frame that you normally see around video elements. You can seamlessly design video with Flash in with the rest of your design so you completely can surround the video with your own brand and experience.

Another example here is the New York Times and this is their public website. If you go to New York Times and check the stuff out yourself something that I am really happy to see is they have this serious of interactive features and they are associated with current news stories and they keep creating these pretty quickly and some of the recent use of course was the Pope and we can look at what they call interactive graphics, which are based on the Flash Player and you can see that we have got a way of navigating through all the information related to selecting the new Pope. You can look inside the conclave and get information about that. You can even look back at the burying of John Paul II. You can see an overview of even the funeral rites you want to use the documents it’s kind of long and they have got little highlights that you can look at. And they have what was the viewing line outside the Basilica, and this is an interactive piece and you can see the line changing overtime you can grab the little plotter where you can see actually the line creeping through the City as time goes by.

So it’s a very rich way of interacting with this information and understanding it better by being able to touch it and play with it. You can also look at information about Basilica itself so a very rich experience that New York Times was able to create very quickly as news was emerging and create these deep experiences for you to understand that news better and there was another (inaudible) the Flash platform before that.

The last example here is Microsoft, I won’t jump into that one right now but you can visit their site and the vision for the future of Microsoft is very well communicated using the Flash Technology to describe their vision here and I encourage you to go check it out.

Such is the sampling of some of the work that’s been done by our customers with our technologies, this is a quick overview of the products in the designer developer area, for those of you who don’t know these already, I will give a little overview. So Dreamweaver of course is used for web offerings on the internet, you can create web pages with that Flash MX is used to create the interactive Flash pieces that you see on the web today.

Fireworks is used for creating web graphics it’s used with Dreamweaver a lot Director here is a tool for creating interactive multimedia for CD-ROMs and fixed media as well as for the web and a lot of Director is use right now for the e-learning area. ColdFusion is a server technology it’s used for building applications very quickly and we just got a major release of ColdFusion I will talk about in the second there are very strong community around it, and then the Flex Application server which is based on J2EE and it can be used for delivering great presentations to people based on all the backend business systems you might have in enterprise.

The market opportunity for these products is right now in the tool area that web designers and developers, so for example Dreamweaver, Flash, the other tools we have many which are included in this studio package which unifies them are aimed at the designer/developer market. The servers ColdFusion and Flex pray into more scripters and programmers who are building applications for the web and the growth areas for these products, on tool side is reaching more into the creative professional market specifically around mobile development. Many people are now doing small more interactive uses with their content as well as large PC screen versions and video professional who are just starting now to take advantage of the video technology in the Flash Player deliver great experiences and so lots of authoring opportunities around that.

On the server side, there is a lot of new opportunities for growth in working with ISGs they start to adopt our server technologies and integrate them with their platform and deliver it to users. And what we see also on top of all of this, is now an approach that going after vertical solutions with our technologies including areas like education, government finance, telecommunications and so we are packaging our software in a way that the feelings reaching these vertical market and communicating about our solutions in a way that make sense those different audiences.

In terms of the addressable market here, this is at the total market. It’s broken out here in a few different categories. On the bottom in the blue shaded areas, we have graphics, web development tools and application servers then the top we have multimedia tools, video tools and rich internet application and you can see this few different interesting growth opportunities here.

In the web development area for rich internet applications you can see at the top there, it’s starting from a somewhat small base today, they are having significant growth over the next few years a lot of our software will be upfront in that space as well as in the multimedia area, which actually is seeing a lot of growth forecast here largely around the e-learning area of our business.

So people are doing more e-learning content in the future. And we see also some growth in the traditional web publishing business, where it went down a little bit, but it’s coming back now. The ColdFusion products we just released an incredible new release of ColdFusion the best release of ColdFusion in the past few years and it’s up 57% growth quarter-over-quarter, we have customers who are incredibly excited about this release, it’s the number one App Server using US government today and that’s the most sales that we had really in 17 quarters now, so incredible release of ColdFusion.

In terms of the studio products, we have an example here of showing the adoption of the MX products which has released a few years ago versus MX 2004, which is our current release product, and you can see that very different adoption cycles. We’ve actually now had the same number of units sold. The lines in our crossed-over sales we’ve actually are now selling more of XL 4 than we sold MX. But we saw on the beginning here with the blue line showing MX 2004, we didn’t the see the same spike in adoption at the beginning, we normally see for software like this.

Typically when you ship a new release a package of software you see a spike in the beginning and then it tailing of every time, which happened with the MX release. In 2004, we actually introduced a product that had some issues in it to begin with and so we had to introduce some dud (ph) releases to address those issues, which we did and the result of seeing those dud releases is continued adoptions of product now without the initial spike that you saw before. So it’s actually more consistent revenue model but one that we would want to use the technique for these units. So we are now focused on incredibility high quality release of the upcoming studio products, it’s going to be amazing and we’ve worked with customers a lot on this next release.

What you can see in terms of market matrix here is the designer/developer market’s now rebounded to about 830 million and we are seeing a growth expected to be about 7% over ‘04 to ‘08 aggregated and video professional market, which we see video bringing very interesting new opportunity for us, being at $700 million market and lot’s of opportunity for studio products and Flash video in that phase and on the rich internet application side again as I said it’s a very small market right now, perhaps about $40 million right now, but growing very quickly.

We see it growing about 91% average year-over-year 2004 and 2008. In terms of the competition, the studio products are actually complementary with a quite a number of products in the industry right now and competitive at that. On the complementary side, the video opportunities one where the studio can be used in combination with video editors by manufactures like Apple, Avid, Adobe and those video products can be used in conjunction with studio to create great video productions.

From the print publishing side, we have some very strong products from Adobe with CS Quark Express and those products can also be used in conjunction with the studio products here to bring print material online for interactive use on the web.

So a combination of print and web publishing here together. More on the competitive side we see some stronger competition from Microsoft Front Page, web publishing products to build and publish the web and we see some overlap mostly with the combination of studio and the web publishing server that we have here at Macromedia, is making easier for business people to contribute content up to the web and moreover lap with Front Page. So little bit of battle there, but of course we feel really, really confident about the quality of our product there, so it’s going to be a I think the interesting competition.

One thing we did here in going back to building the studio products in the next generation, we are going back to our customers, the teams went out, physically visited customers around the world and got direct feedback’s about what their challenges were, what they’d like to see us doing, we fed that directly back into product development and really going back to our original developments that made us successful with products like Dreamweaver and Flash and Fireworks.

These are some of the quotes that we’ve gotten from some of early data uses of these products. I thought I’d bring some out for you to see. This is from Henry Levin who says, “...wow, this is beautiful I have a tear in my eye honestly!” and he is cheering my eye honestly, he is really excited about the next release of Dreamweaver, which is a great release. Here is another one, “...we don’t have time to be the experts at all of this like you guys are, but you make us look good,” to me that’s a strategic thing, and that’s really I think a core value that we have here, our software enabling the developer community to do really great work and supporting what they are trying to do with their vision. This is another one, someone who is just getting a feedback of us “...how our priorities in this release are really where they are,” and that something we got feedback on in 2004, where maybe we weren’t exactly on target with that, so this one I think is the feedback we’ve gotten we are on target with this release. This is my favorite quote from someone who is on the Flash advisory board, “...well more than a rock festival made of rocks (ph)” there is going to be some very happy animators out there.

So with this release of Flash we’ve not only addressed development, Flash development but also Flash design and animation and there is more graphical features in this release and I’ll be showing you some of the those in a little bit. So, a big focus for us here is rich internet applications. And in the rich internet app area, which is actually a trend that we coined a few years ago about 3 years ago, and was trying to see adoption out of the industries this movement towards the rich internet application which is very exiting for us and it’s a very fundamental shift in the architecture, that’s how you build applications on the web. If you look back to the early days of application, going all way back to mainframe time, we have got a little chart here that shows the richness of that interaction versus the reach that you have in terms of users. In the early days of mainframe you had basically local users, experts on mainframe and a very kind of low-end user interface that you could see it effects interfaces mostly. And that experience changed overtime to a client server model where you had personal computers that was like connected to the servers with a much richer experience but still pretty much local connection within corporation connected to a server.

And then the revolution of the web happened which brought us incredible reach, now people around the world could actually interactive with informations systems based anywhere else in the world but the quality of that experience took a step back to the days of green stream (ph) terminals essentially where you had web browsers acting as a very simple user interface to these services losing all the richness of desktop application in the process. So we see an incredible opportunity for not only having the reach of web applications, but getting back the richness that we use to have for desktop apps. And that’s what we are going after here for a rich internet application, which are the combination of richness and reach across the internet. So we have been building a product to help enable this, called Flex and Flex enables people to create really effective user interfaces for their critical applications. There is a few areas that Flex is being used here that I would like to highlight today.

One is invited self-service (ph). This is where you are trying to figure out how to configure a product or work your way through all the options of purchasing something online. Sometimes that requires a more significant user interface in order to express that appropriately and so TJ Maxx is one example of a site that’s doing that for the checkout experience in their site. Most of their site is still HTML but they want to optimize the checkout process where a lot of people will abandon shopping carts. I believe we don’t know the checkout process using Flex and it’s a great experience I encourage you to check it out. Go to TJ Maxx and buy something from them, get a feel about Flex and you will see that the experience is very smooth. And what they are finding is that the measured effectiveness of the conversion rate of the HTML store versus the Flux store and there was 50% higher conversion rate on the Flex store. So very dramatic return for them by shifting from HTML to Flex and Flash for delivering a more effective experience for people.

Another example is Flex is being used for composite applications and some people call these portals. They are basically, we are bringing in multiple different backend systems and displaying them on one screen and Flex goes great with that. You can call back into any of the backend servers you have today that supports web services, service oriented architectures, and you can load XML 1000 directly if you want to. So you can really leverage all the existing enterprise systems that are in place, you don’t have to redo those things, but you can put a much better user strength on top of them now with Flex. And you can unify these multiple applications into one screen and many of our customers are doing that today including Zones and many others.

Our third category here is Visual dashboards and if people are wanting to have richer dash boarding in their companies today, charting and graphics themselves, more of their activity is really critical for that. We are seeing companies starting to do that with Flex. Brocade is one example of a company doing that today. Flex has been available for a year now, we have had several birthdays for this, we just celebrated the 20 year anniversary of shipping, we have got over 300 customers in the first year which wanted enterprise software products, excellent progress it’s over one sale a day for this product and over 11 OEMs now are including Flex inside of their software. We have got 22 repeat customers just in that first year and 17 of them are over a 100 pay-ins since the deal signed.

And we are making some platform wins now, NEC now is incorporating Flex in their products and SAP had a very significant announcement of including the Flex technology in their NetWeaver product.

This is an excellent advance of the Flex technology now being used for these enterprise interfaces and it’s connecting back all the systems that SAP supports. There is lots of customers about Flex this is just an example of, of some of the customers in the first year and they are falling into a number of different vertical categories. From platform vendors as I mentioned like SAP, telecom vendors like Cisco, Tel Canada and others government verticals with General Dynamics, Lockheed and folks like that. Education customers like University of Pennsylvania, financial services like Fidelity or City Group, Morgan Stanley many others and as well as a bunch of other sectors including customers like PJ Mac, Macy’s and others.

So I would like to show you some examples of Flex being used in the internet and the first example here is a mortgage calculator, from Intelligent Finance and this is an example of helping someone understand the effects of their mortgage payment over time. So you have got a little calculator here that was built using Flex and deployed using the Flash Player.

And it starts off by asking you whether you have a mortgage or a loan, you go no, you are going to buy a house first time, and this is going to be a house in England actually so it’s in Pounds so if you buy a (inaudible) house and we will get a mortgage for £300,000 pounds, 25 year mortgage to pay and so now there is going to be tool here that will help us figure out what that payment system will look like, how we might be able to effect it.

And you can see the transition rates moving from the interface I had, there is now a richer interphase and I can choose mortgage on the left, I can get information about how offsetting works hold on to, I pick-up a mortgage star here called Offset tracker and it will load the mortgage calculator based on that kind of a mortgage. You can roll over here and see the actually balance of my mortgage over time, it’s a nice graph used here and I can effect this mortgage by playing around by seeing of my initial savings I might want to do reduce the mortgage payments by half.

So for example if I would like to pay maybe 50000 more upfront and I will pay 5000 more every month, I can proceed and see what effect that will have on the mortgage itself. That’s how effectively it would be effected including interest here and you can see with that model, you can close down the mortgage payments pretty significantly here.

So it’s a way of navigating through the data, playing with the data so you can understand it better. And you can see it use lots of rich user interphase elements here like grids and charts and graphs and roll overs that pop-up and these are all standard user interface components that Flex has built in and that developers can use by dragging and dropping assembling this up very quickly, and then customizing if they like to match their particular brand. So it’s a very exciting example of an interactive application using Flex.

Another one along these lines is this is proof of concept that we have done with a major bank and this isn’t released yet but to give you a sense of some of the things people are looking at doing right now, this is an example of how you might be able to use a richer interface to access your bank information as an individual.

So you can see here it’s got a simple bank interface to show me the income and spending in my bank account and I can even change the timeline here if I want to a different month and you can see it will update dynamically and show me all the different activity within that time range including updating the charts dynamically and I can roll over and see the actual amount versus the budgeted amount for my costs in my deposit and I can click on the stock view, re-categorize it if I want to and say no that was actually something else. I can say that this, each item I can re-categorize all the way I like and I can also not only view at this way I can look at my top 10 expenditures.

So you can see I’m spending a lot here on my mortgage then I got vehicle bills and things like that and again I can change the primaries if I want to do, I get a different view on my top expenses, roughly your history and averages and by category very rich interface for understanding how you are spending money and how many is coming in. In addition you can switch between bank accounts if you want to quickly look at multiple accounts if you’ve got them or you can even pay your bills online. This is an example of be able to transfer money from one account to another if I want to do.

Seeing the upcoming payments I’ve got here I can even look at my future projection of my out going payments. And you can look at the payments coming in different time ranges like the next few days versus the next 30 days. And there is also multimedia, elements in here of course and it’s a Flash Player, you can do video and animation so we got example of an overview of interest rate how they might effect the mortgage. (Bank web page Presentation). This is a very interesting experience that I think I am hoping to see many banks like to adopt this richer way of interacting with your accounts online.

A third example here is Brocade, which is another financial example of viewing sales forecasting what things are in the pipeline, understanding what deals are happening and you can see it it’s got a very rich charting interface here and you can navigate around and look at different accounts or detail. If you want to look at a particular company I can click, it loads in that information without refreshing the whole screen. Your screen’s in the information you clicks on in the background and show it just changing (inaudible) have to you even look in the future here and get an idea what kind of deals are pending for different customers. I can click one of these and see what’s going on inside the account, if I want to I can even filter by different partner names and things like that to get just a view on the data that I would like to see, very interactive-wise navigation of this information.

Last example here is Sherman Williams, which any of you have houses you might want to paint them, so with Sherman Williams you can go there and actually have a little interactive experience of choosing the colors before you have put them up on the wall. And this application with built-in Flex and you can see that I can choose the kind of room I’d like to paint here.

I’ll do an interior room, dining room sounds good, and I get my color visualizer here and I can see images of the room I can see my palette of different Sherman Williams paint and I can drag and drop the colors I’d like to on to the scene here and you can see it will color the wall interactively and I may chose some colors here but you may not like them. You can go and do this yourself it’s yours, you can paint the ceiling green if you want to. So you can chose any kind of colors you want see the a kind of emotional experience you have with that room if you were to paint it that way and of course you can go through that you know, get more detail on all the paint (inaudible).

So it’s again a very rich way of navigating through, it might be a very complicated situation, if we are going to very friendly way and a very smooth way. Well I think this is really raising the level of experiences possible in internet today.

So if we compare some of the experiences that you see being delivered with Flash here got a little chart that describes how Flash as a rich internet application technology compares to some other technologies out there in the world or about to come out.

So Flash itself has tremendous reach as we discussed you know, over 500 million people have that it’s everywhere we can update it quickly, it’s got more reach than anything else in the world. It works across browser, across operating systems, same experience across all these different PCs, all these devices, very strong on consistency. Available now of course Flash is out there, you can use it many people are, it’s got very rich graphics as you’ve seen, it’s got a very strong progeny model especially Flex Presentation server now very robust, progeny model. It’s got integrated audio/video so it can deliver audio and video to you it’s also two-way, you can broadcast audio and video using the Flash Player. It’s accessible and that means it works for example the screen readers, so people with disabilities can use content built with Flash. It’s also got a very strong designer/developer’s tools suite around it. People can creat this content very efficiently.

So, Flash is doing a very, very strong job, because we’ve been focussing specifically on richer internet application.

I have compared it to, example Avalon. Avalon is a technology from Microsoft. It’s being developed in conjunction with Longhorn, so it will be available in Longhorn, it will also be available, my understanding on Windows XP. Now, it’s not yet available, when it does come out it’s reach of course will not be as tremendous and great as the Flash Player. It’s only going to run on Windows for example, and will only run on some Windows machines, the high-end Windows machine.

And Flash will run not only across platforms or run across Windows. Flash will run on Windows 98 for example, and Avalon will not. And so Flash will have a much greater reach than Avalon even as it gets deployed across their webs and browser. Of course Avalon is focussed on Windows, it’s not going to run on a (inaudible) Avalon is not available today, of course it will be available next year or so. And it does have though rich graphics, it’s got a programing model that’s very strong.

Microsoft fears that. It does have integrated audio and video and it’s accessible. In terms of tooling, it’s very strong on developer tools. Microsoft has got a great programer tool set. Its not so strong at least toady, in terms of designer tools. We’ll see what happens over time, but currently that’s not a strong point for Avalon.

On the Java-Sun, Java has been out for along time, but as you saw our statistics show that it doesn’t have very great reach right now. It’s a client technology on the internet. One of the things that Java attempted to do was, provide a consistent experience across clients. And they were saying things like, write once, run everywhere and experience people have actually had is they don’t want to be bugged everywhere.

So it’s actually kind of inconsistent across all these different operating systems and devices. That’s a big problem right now for the Java technology. Java is available now of course. It has some graphic capability but not as rich as Flash. It’s got some progeny model in there, but it’s very elaborate, and hard for a number of people to get their heads around. It’s a got some audio/video but not the same level as other video technologies on the web like Flash. Not very accessible within the browser and in terms of tools, some pretty good developer tools not very good designer tools.

Dynamic HTML, this is a technology that’s built in the browser today, so it’s got very wide reach. It’s into the browsers, since 1997 actually. We support DHTML and Dreamweaver even from version 1.0 we had support for DHTML. I thought it would take off faster than it did. We haven’t really seen great adoptions of Dynamic HTML, until literally the past year or so, people are just trying to look at that as a as an option for creating a better experience, and if you look at some of the accepts of DHTML here, it’s actually implemented differently in the different browsers.

So if you use DHTML in internet Explorer versus Firefox, versus (inaudible) or Mozilla, Netscape, the implementations are all different. So as a developer it’s very difficult to kind of get your head around, how to make yourself work across all these different browsers, and it’s a lot tricks you have to know to make that happen. It is available now on those browsers. In terms of graphics, DHTML of course is very strong, limited to what HTML can do. So you don’t have rich graphics and charting you might see inside of Flash for example. Its progeny model is not very strong. They are not very frameworks for doing this development in DHTML. Part of it is the implementation, it’s also different across the browsers, so it’s hard to make very simple progeny model. Does not have integrated audio/video. Accessibility for Dynamic HTML is not very strong.

Of course HTML itself is fine for reading documents and that’s accessible. But when you start making richer interactive pieces, that’s where it falls apart, and then on tooling, of course we make a great tool we are offering DHTML with Dreamweaver, but in terms of building rich internet application for DHTML, there isn’t very strong tooling in that today, even Dreamweaver is not very strong in that at the moment.

So you can see the Flash is really strong for rich internet application development, because it’s really been focused on that target now in development of the next for last few years. And it’s now this is why it’s really the leader for rich internet applications on the web today.

So some stuff is coming in FY’06 in the designer developer area. We got some new releases of studio which I think we know about including Dreamweaver release, Flash release, Fireworks release few things are released all products and looking very good in the data test we doing right now. Flash video, I believe Flash video is going to become de facto standard for video in the internet in the next year.

Already Flash is the number one video player there is more distribution than any other video player technology in the internet and it’s great. And I am going to show you some demos of some stuff that’s coming that’s going to make it even better. The new Flash Player is going to really raise the bar toward across platform creative expressions. Even more expression that’s going to be added to the Flash Player and I will show you an incident of that. Major Flex Server release is coming and that’s going to fuel our leadership continued leadership for rich internet applications in the web space and there going to be some more stuff this coming as well we haven’t talked about yet that will also few of the designer developer audience.

So I wanted to give you a sneak peak here of Flash Player code named as Maelstrom, and Maelstrom is an incredible release with Flash Player I think it’s the strongest Flash Player release we ever done. In this release we thought some incredible new expression there graphic effects, incredible great performance, faster than previous releases of the Flash Player some great (inaudible) technology we built in to make some super sharp and new video (code) that’s pretty amazing.

Lets take a look, these are you know, some of these are develop/programmer (inaudible) so they are a little bit rough you get the idea what it can do here. This first example is graphic performance inside the player and graphics in the Flash Player before looks great and they could perform well if you tune them right. But if you got too elaborate with your graphics sometimes they will slow down. This is an example of Flash Player 7 drawing some varicose veins. See these should actually be red but it’s too creepy so we made it blue but you can see the performance here it’s getting a little bit choppy here because this is really complicated in it’s imagery. That same graphics in Maelstrom will perform like this, and you can see its much faster it’s also consistently faster you don’t have slow down happening regardless of the complexity of this drawing. In addition we have got some graphic effects applied in terms of blurring you couldn’t even do on the previous Flash Player. So it’s actually a richer rendering of that same graphic with incredible speed.

Another example of this it might be a little bit more practical than varicose veins is charting and graphing. So in Flash Player 7 this is an example of some charts been drawn in Flash Player 7 you can see that it gets more complicated, it gets a little slow and as I click between some of these different companies it’s not instantaneously responsive and so people would (inaudible) design around this in the Flash Player have video complexity over apps to work well but with Maelstrom that same application will perform like this. You can see a dramatic improvement over what you saw in Flash Player 7 in terms of performance and I can click on these I get instantaneous response time if I click on these different companies. So it’s a much smoother screen from (inaudible) before and you are doing much richer, more elaborate applications than you could do before.

The other example of some of the graphic effects here, this is just the little utility to show some of the effects in this case apply to animated monkey that you could do what ever you like in this example I can apply some run time effect to this image. So I can for example blur this image just by dragging these controls here you can see that a blur is being dynamically applied this is being rendered in real time and so before you use to have to go to external tools to do this, drop shadows for example are a really popular thing to apply to a graphic and previous case you would have to actually use multiple darker products to create these kinds of effects and then combine them together into Flash, and deliver that.

And what that meant for the user was that the effects would make the illustrations be bigger because you had all these extra graphics being done to achieve the affect. In this case you don’t even have to download those extra graphics, you can just download the original image and instruction to apply drop shadow, not only is it faster to produce these kinds of graphics, but it also decreases the down load size of the resulting graphics.

And these can all be applied in real time and you can do this in the upcoming offering tool, or you can also do this with action strips, the (inaudible) inside of Flash, you can apply these dynamically for example I can animate this effect, while the graphic is moving, the effects are being applied dynamically in a random way, so you can apply these in whatever way you want programmatically. And there is lots of these effects, and they could be applied to anything inside of Flash.

So that was an example of the graphics, this is some text so for example a drop shadow in text again it’s a very popular thing to do, I can change the distance, and the blurriness of the drop shadow, I can even apply to the selection that goes on top of the text and of course there is some typing that’s applied live. So again all live rendering of these effects.

In addition to that we can also apply to bitmap images, here’s an example of an image that of course I can apply the same blur effect we saw before if I want to, but there is also other image processing you can do in here.

For example color matrix affect, where some people like to use this, to make an image blend-in with some other branding on the page. You can simply apply page the run time whatever color you want, including grayscale and of course if I wanted to animate this and you can get sort of an Andy Warhol actually on this graphics so. It really enables a lot of creativity here for designers who create new interfaces. These effects can also be applied on video, the same video that is playing now, I can get a photo watch on the top dynamically, if I want to I can also play a blurred video (Video Presentation). If I had my webcam connected I can even take my own live images and apply all these affects, so anything you can render in Flash, you can play any of these effects here, it’s I think a whole new level of creativity in terms of expressing this on the Internet with a Flash Player.

But we didn’t stop there, so we got some other things built in here. This is a new text render that we included in the next generation of Flash Player, Text in Flash today, we can use any font you want, and it uses Flash’s retrographics to render that font on the screen. Which enables all kind of different design treatment and effects. Now this font seems kind of small, sometimes we will get a little bit blurry because we don’t have the font hinting that text normally has.

So you can see we are here, these letters are a little blurry and E is of course one of the most popular letters in the alphabet so it should look good it looks a little bit blurry right now, if you roll over to here to the same font treatment, in Maelstrom you can see its much sharper and the way that we are getting the sharpness here is the technology we have licensed and built in the Flash Player, to take the advantage of visual perception and make things look sharper using colors, so to make the (inaudible) much smoother for you and much crisper to read on the screen. You can see the fonts on the screen here, maybe a little hard in the projector, see the ones are sharper on the right, versus the ones on the left.

Even if I got to smaller font sizes you can see it retains it’s sharpness, and treatability. This is the tremendous advantage for Flash community in terms of being able to use whatever font you want and have it look really crisp even in small sizes. The readability of text in the next generation Flash Player, is on the same par as any of the font rendering technologies out there today.

In terms of video. We’ve got video already off course built into the Flash Player and we continued to have that built in the Flash Player 8, we have added a new Kodak we built that into the Flash Player, we still got the old Kodak in there as well for (inaudible). The new Kodak has much higher quality of video rendering, so what you could do before was stuff that was not that big on the web page.

Now you can make it much bigger on a web page, and still have great crispness. Even the idea of the difference in the old and new fonts, or video renders, you can see on the left here we have got, the old video Kodak inside Flash, a little bit choppy and grainy, you can see the new video Kodak here on the right, it’s much sharper. This is going to enable people to do much higher fidelity video delivery over the internet and view it with a Flash Player which is going to be available for those people. So right now on the same parts of the video quality as the other video players, and we are going to have an incredible reach.

And this is just the basic quality of the video rendering, we have also added some new capabilities of the video, we have added what’s called alpha channels. This is where you can basically see through the video elements. This was a piece that was done by a person on our beta community, you can see this video of the water splashing, to be applied on top of an arbitrary background inside of Flash. This is dynamically composting Flash video on top of other Flash content.

So this is kind of a fun, with an example of what one developer is doing with that today. To see another example of this, we have got something that we have used on our website before that we have tuned up a bit, take advantage of the new video Kodak. This is a video of a person walking in front of some Flash contents, it’s like I can select this text behind her while she is watching or I can be typing while she is looking at me type here, so it’s fully compositied dynamically and I can click and change the background if I want, this gallery here, you can see a ball changing interactively, but not only can I composite Flash video on top of Flash graphics and text, I can composite video on top of video.

If this is a alpha compositing of live video on run time, on top of other video in the background, this is something that we normally require going out to a non linear video editor, doing all kinds of processing and then come back and then deliver it over the Internet. This is the only video technology that is going to be able to do this, it’s coming out it’s incredible. It’s going to enable lots to do expression, not only in terms of graphics but also in terms of video and text. Those are just a sample, there is some more stuff inside the next generation Flash player, there’s an example of what happening, there is a ton of innovations there that the team is doing a great job on it, and I am really excited to see what going to be coming out the next year or two based on the player. That’s an overview of what’s going on inside the designer developer business, and what happening with the upcoming Flash platform, which is a tremendous level of innovation for us and we are very excited to be working with Adobe in the future on this platform. So thank you very much.

Michael Look  - Macromedia - Vice President of Investor Relations

That concludes the first half of our presentation, we will have a 15-minute break, so if you can promptly get back here we will start the second half. We have some refreshments right outside the door, so if you went that would fine. Right? All right, if everybody could their seats, please. I’d like to welcome you back. As we said, I’d like to introduce Tom Hale, our General Manager of Business Solutions. Tom —?

Tom Hale  - Macromedia - Senior Vice-President and General Manager

All right, thank you. All right. Hi, welcome back. I’m Tom Hale. I’ve been here ten years and one month and I’ve worked primarily on Designer/Developer tools but the last couple of years, I’ve been focused on a new business direction for Macromedia which is Business Solutions, and really driving our business out into a new set of customers.

We are completely aligned with the Flash platform priorities. So really we are focused on that kind of outer ring, the solutions value that we deliver. And there are a couple of themes here. One is that we are targeting a different kind of user, a business user, who is maybe less technically sophisticated and maybe has less patience with user interfaces and wants to get their job done very quickly. The second is, is that we are pitching a higher order of value. Basically, we are selling to the organization. We are selling organizational value, a solution to a particular problem so we can actually extract more value from a customer.

The market size for business users is actually quite significant. We’ve divided into four segments, collaboration, e-learning tools and e-learning infrastructure, web conferencing and web media. And just between e-learning and web conferencing, you have a nice growth rate coming up and even faster growth rate going into the future. So we think there’s a nice, large market for us to take down around business users.

Here’s the matrix about theses markets, which is sort of put it in context. Web conferencing is about $873 million market, it’s growing about 30% which is dominated by players like WebEx or Live Meeting. eLearning software, both about tools and solutions like LMS’s about $800 million market and it’s growing as well at about 20% rate.

Our collaboration solutions, about $580 million market, growing about 18%, video streaming is small, but we anticipate that is going much, much growing a lot over the next — little bit — downwards increases and more customers are able to use video on the web. So we have products and solutions to target these markets...

(AUDIO BREAK)

... evolved around of these types of meeting. So for example, WebEx is very focused on these kind of online meetings. Live Meeting, which is what Microsoft acquired to perform their business, is really focused around the webinar. And so the user interfaces became locked down around that. We have the good fortune to be built on a sort of next generation platform, the Flash platform, which allows us to configure our user interface to be appropriate for the meeting or appropriate to the venue or appropriate to the number of people or the degree of collaboration.

This is a very important point because it gives us a very powerful advantage. Business users only have to learn one user interface. They don’t have to learn the varieties of user interfaces that are appropriate for each one of these different times of communication or actions. So let’s go down on that web conferencing opportunity. In calendar ‘05, 873 million, that market opportunity is a nice chunk of change that we can go after and it’s growing, 30% compound annual gross rate. It’s a nice growing market as well.

We’ve been able to grow faster than the market as we are relatively new, but we are doing quite well here. The interesting things to note about this market place, is that it’s divided into two distinct segments depending on how the service is fulfilled. The majority of this business today is hosted. You go to a website, you log in and you enter your virtual meeting.

WebEx is the perfect example of a hosted meeting. There is another kind of way of delivering this, is where you actually install the servers at your enterprise and you don’t have to pay WebEx a mark-up for the hosting or technicians to maintain those servers. And that is one of the places where we are able to compete very effectively because we offer well, both the hosted service and an on-premise license option. And what’s interesting about this is, is that its maps to where people are in the adoption curve. I’ve never really experienced web conferencing you know, maybe I just want to put my toe in it, I just want to try it out. I don’t want to make a big investment in capital and staffers and IT to actually manage the infrastructure, so a hosted services is perfect for me.

If I’ve been using WebEx, as some of our customers have for a couple of years and paying money and seeing the adoption and seeing the value you know, let’s bring it in-house and make it something part of my infrastructure is a great total cost of ownership advantage for me, as an enterprise.

So we are unique in that we play across both of these phases and are able to actually fulfill the needs of our customers in terms of how they want to buy these kinds of services in both ways. So, I started out by saying we target solution value and this is really important for us because for me, solution value is not just about the live meeting experience or the presentation of information, it’s about solving the real business problem that an enterprise has.

And we’ve been working on this and we focus on three areas where we add value on top of the baseline communication to have a real solution to our customer problem. The first one is rapid training; you think about it. Here’s the business problem, I’m launching a product in two months. I have 4000 sales people I need to train. They’re all over the world and you know what, it’s very hard for me to get their attention. In fact, they’d pay attention for about – well I don’t know, 15 minutes.

So I need to train them, I have a problem. And I have one product expert, Peter Rise(ph). I’ve got to flying him around all over, get him talking to the sales guys, getting their face, really train them. You know what, that’d cost me a lot of money, it’s inefficient. I only have one resource actually used and so I don’t get actually take everybody at the desk that I want, I got to spread (inaudible).

Well, a reason to perfect rapid training solution. I can deliver the information, I can communicate what I need to communicate about my product, for my product launch and I can do it without having to fly Peter around and by the way, it persistent. A salesperson can come back and do it on their own time, they don’t have to de-schedule it into some time slots to do it.

But where is the real solution value. Well, it’s been tracking every one of these sales people. I can actually track and manage the training process using Breeze. That way I know that Bruce has seen the training and he actually took it and he would quiz, you know what, he passed with flying colors, but I need to worry about Bruce.

Well, I don’t know, Jamie over here, you know, she asked me to take the training at all, so maybe I need to like, send her and get her trained. And then once you trained it you know, so I did about 50%, so I’m going to have Peter spend some extra time with her.

So in having a system and a solution to manage that training process, that’s a very compelling value proposition that we have. And in fact, companies quite often, when they’re faced with like a training you know, deliverable that they have, they’d you know, just go, oh my God, Breeze is it, I’ve to buy it, I’m all there.

And this is one of the most compelling sales opportunities that we have, and we have someone (inaudible). The next area of course, is marketing and selling. Now, people have been using these kinds of technologies for marketing and selling since they were introduced five or six years ago.

Basically, the idea is that you reduce the cost of marketing and selling. I want to hold a webinar, instead of inviting everyone to a fancy hotel and you know, having half of them show up, I actually get them to come to an online meeting and it’s a lower level of investment for them, and by the way, I get my message out to a broader set of people at a lower cost.

In selling, maybe I’m collaboratively selling instead of you know, flying for the prospect, we actually meet a couple of times in advance where I find out more about what their actual problem is and we are using a live meeting context kind of, shared information and determine what their real business problem is.

Now, of course, in these two areas, our core differentiator is the Flash platform and the Flash player. The reach and impact of Flash, lets us train more effectively, market more effectively. We are using rich contents, rich interactive media and also, by the way, it’s our income. How many of you guys have experienced Breeze. Have you guys launched into our Breeze meeting or into a Breeze presentation?

The reason why I launched it so fast is because, you already have the software you need to have that rich media experience loaded on your machine. And that’s really, really important. If I were to find a market and sell it to you, let’s I was a telemarketer and I called you up and said, I’d like you to configure your phone and install your phone and then I’d like to talk to you about my products of service. This will only take 10 minutes. You’d be like, I’m sorry, I don’t have time for any of your requests.

This is really the advantage that Breeze and Flash provide us in the market and selling space. Everyone, no matter what computer they’re on, whether they’re you know, in a distant region or close by, they’ve got the Flash Player installed and so we can market and sell to them very effectively.

Of course we have the solution value as well which is, we manage and track the process. You’re holding an event, you send out an invitation to that event. You have a page that tells you who is in that event. When someone comes and finds up, we track that they came and signed up, or I have a list of who attended, I can send the reminder e-mail. That management of the process around the marketing and selling process is the solution value that we sell on top of the core value communications.

The last area of communications and conferencing, and this is really enterprises who are looking at the cost of communication. And we say, you know what, you’re spending a lot of money on communications. We can make it communicate more effectively and at a lower cost because we are using technologies like video-over-IP or voice-over-IP to reduce communications costs.

And in many cases, we are not alone in selling the value proposition. Some people like Cisco are selling voice-over-IP systems. Enterprise and enterprise instant messaging vendors or instant messaging vendors are selling, hey, here’s how I get you in touch very quickly. Why don’t you start with a chat and then escalate up to a real voice session.

In this case, we are actually integrating with those enterprise systems with Breeze. And this value proposition is new and it’s emerging for us. We think it’s very exciting because it’s as a part; everybody has needs of some kind of communication conference method.

And the good news for us is that about 50% of the meetings that people have, are outside the firewall, so we have that same advantage. If I want to meet with my customer or meet with my partner or meet with my vendor, I don’t have to make sure that they’re enabled on my technology platform because we have the Flash platform which everyone already has.

So, where are we in this business? Well, we are in Breeze five, in terms of version numbers, but we really only introduced the live ...

(AUDIO BREAK)

... and they have my speakers turned off and still be able to follow along. But, even more exciting is that I can search, if I may want to look for something that’s very specific, I want to find out about Breeze 5. And so Breeze is actually searched through the entire presentation, it’s on delivery 5 either on the slide or in the note somewhere and found the slide that’s relevant for me. So, let’s take a look.

Unidentified Speaker

At the heart of the business users segment is our Breeze product line, which just set us solutions targeted at the need for training, eLearning and real time web based collaboration. The big differentiators for Breeze are about reach and impact.

To reach as a Flash player provides Breeze customers with a confidence that their stakeholders will be able to easily participate in a Breeze experience. While the impact of a clearly superior Breeze experience results in participants consistently saying, wow! What’s that and how do I get a hold of it.

Unidentified Speaker

As you can see it’s really (inaudible) showed us kind of rich content. But, let’s take a look at some other types of things. The reach and impact is really what Breeze is about. But people do, on demand presentations, but they also have live events. We had a live event recently that was our annual kickoff where we got to gear all about the new and pending combination of great companies. And we were able to share that with every Macromedia worldwide.

And this was a big event. This was all sorts of different presenters and videos and backgrounds and layouts. We used Breeze to share it with our employees around the world. Not only did we share it, we recorded it for them so that if people who were in different time zones couldn’t watch it while we were there, they could watch it afterwards and sharing the experience. So let’s listen to a little bit of this.

(PLAYBACK OF AN EARLIER PRESENTATION)

So this is really exciting for us. And just kind of skip ahead a little bit. We’ve have got let’s go and see if we can get right to the meat of what was being said and what the

(PLAYBACK OF AN EARLIER PRESENTATION): What we wanted was, go through the top 10 reasons why the combination made sense. There’s a qualifier here —

Unidentified Speaker

Okay, unfortunately I can’t share with you, what those top 10 reasons were or the qualifier you’re going to have to ask Bruce himself. But, you can see that we were able to have some fun and share that — the exciting thing was, every single Macromedia worldwide, was able to see and experience what it was that we were experiencing in person here in San Francisco.

So that was really exciting for us to be able to do that. But, when we look at the type of events that we just saw there, that was an event that was, happened once a maybe not that often. But, once the an annual kickoff perhaps, once a quarter or a quarterly kickoff but there are things that people experience with Breeze every single day. And that’s primarily training and meetings.

And so Macromedia employees really use Breeze every single day. In fact I think our statistics is, the average Macromedia employee is in 6.3 Breeze meetings a week. And it’s a great way for us to communicate because we are a globally diversified company. And the great thing is, I don’t need anything more than Flash player to be involved in any of those meetings. So we use Breeze meetings to have that online web conferencing experience, what we did is, made it really inviting. What do you want to share? People want to either, share their screens primarily or they may want to share documents or write boards.

But what I’ve been able to do is, is to take these Breeze meeting and instead of traveling all around the world, as Tom had said, I now do a lot of my traveling from my desk where I’m able to invite people in. And then I’m going to simulate that by inviting Tom up as my person I need to train. He is geographically remote. And if we can get Tom’s screen up on the side and, what we will do is, I will share my camera here on the main screen. And if you need, I’m going to broadcast my voice-over-IP and my video-over-IP and that will be up here in a second.

There we go. And Tom, as you can see, is on the side screen. And he has got a simpler interface than I do. I have control and I’ve got these different ways of controlling the experience but Tom has got a simpler interface. So what I want to do is, to train Tom initially on a presentation that I’ve got. I’ve got some training that I developed for our sales people and I developed it all in Power Point. It’s nothing more than a Power Point file that I’ve created and I’m able to share with people to help them learn about Breeze. And in fact you can see, leverages all the same technology that we’ve used for, on the main content. So in this case, it’s the Breezeopedia.

(PLAYBACK OF AN EARLIER PRESENTATION): Welcome to the Macromedia, Breezopdeia. This presentation is intended as an encyclopedia for user, to allow you to quickly explore most of the key Breeze features, to realize their benefits and to understand customer used cases each feature might solve.

Unidentified Speaker

 There are hundreds of features and reasons. Sometimes a customer will ask questions or a sales rep will want to know specifically about one topic to allow me to over a Breeze meeting, train Tom and tell him perhaps about, LDAP or in this case, let’s see, it’s — I want to train him about audio. He has asked a question about our new audio conferencing capability. I can simply jump straight to that Power Point slide and hit, play.

(PLAYBACK OF AN EARLIER PRESENTATION): And we’ve made a really easy-to-use telephone conferencing too. Breeze can call you and everyone else in the meeting. Your phone rings and it’s the Breeze meeting calling. Just press ‘1’ to enter. No more dial-in’s and passcodes. You can even control the phone from Breeze itself to see who is on, who is talking. You (inaudible) the people and see who is dialing in and more.

Unidentified Speaker

 So you can see, I’m able to leverage my Breezopedia inside of a Breeze meeting and share and train my sales rep. So as a product expert, this is great. I can leverage my expertise worldwide. In fact, this Breezopedia is something I give to all of the reps. Everybody in the — all of my sales people and all of my sales engineers have this as encyclopedia resource. And again, it’s nothing more than a Power Point file that I created.

But what if I wanted to search it myself. How could I do that to this interface? All I have to do is, unsynchronized do and now I’ve given each person in the room, control, you can now go through type I whatever words you want and look for information on that.

Something that is very near and dear to my heart — interface. So — and at any point, once I let people explore and experience it, I can take back control and I’ll now control the experience again and walk people on to the next section.

So, another thing I may want to do, I may want to learn about other things. You may want to learn about Flash offering. Here is the next big thing. He has got to you know, learn how to (inaudible) migrate Flash content. So to do that, what I’m going to do is, pull up a document. I may start with some documentation. So I’d call in the documentation for the Flash offering environment and I’d use something called, Flash Paper.

It’s a technology that allows us to take any document. You can print and turn it into Flash content, load it into a Breeze meeting and be able to take people specifically to a page. So if I want to go and say, let’s take a look at page 22, I may want to zoom in a little bit, on a particular part and show something to Tom that’s very specific in this document.

And as I’m doing it, you can see everybody who is in the meeting, is following along. In fact, at any time, I could even turn over control, allow them to navigate the document or print it even. So virtual handout that I can give to people in the context of a Breeze meeting.

But sometimes, documentation alone isn’t enough to really get great training materials. So we have a technology called Captivate. And Captivate allows me to deliver content that is software stimulation. Software stimulation that we’ve been able to do like capturing interactions. So if I play a little bit of this, this is just a software stimulation —

(PLAYBACK OF AN EARLIER PRESENTATION): Hello and welcome to a quick tutorial on how to use video inside of Breeze. I’m going to start inside the Power Point and from here, I’d like to insert a video that’s going to be used on one of my slides. Simply navigate to the slide where I like the video from the Breeze menu choose insert —

Unidentified Speaker

So you can see, it’s very easy for me to create, as I simply turn on recording, from my Captivate and start talking about what I’m doing, and I have created instant stimulation. But I can share with people in fact, I could even let Tom take over if I wanted to let him run that stimulation by himself. So it can be a training material and it can be a reinforcement material that people use off-line. So sometimes, for 3-D object, lot of our customers are training on things that are not software. And sometimes you really need video. Video allows us to train on things like 3-D objects, in the same —

(PLAYBACK OF AN EARLIER PRESENTATION): What we have here is, Macromedia Flash Lite running on a Nokia 3250, 3260 phone. I’m actually going to ahead and mention the launch Flash Lite. And what I’m going to show you is a period that show UI (inaudible) see Flash being used in the context of UI, customization range.

Unidentified Speaker

So I can train people on other things by leveraging video assets that I’ve got selected throughout my organization including things like, this video about training, how to use a mobile phone. But let’s change gears for a second. This is all about presenting and training. Let’s look at how Breeze has used to collaborate — to allow people to collaborate throughout an organization. What we are going to do is switch to the collaboration layout. And Breeze is really great to allow me to — on the slide, place different layouts to two different needs. In this case, I want to talk about this room. We have got, maybe working with facilities and maybe saying, you know we need some sponsors or I’m working with Tom. And we are discussing this remotely and say, Tom you know, what do you think about this room. We’ve got you know, these (inaudible) as a presenter. I really would like to be able to see some tele-sponsors.

I have got an idea, I put together. What do you think if we put some tele-sponsors you know, up on these front walls or a little bit closer.

Unidentified Speaker

This is actually what happened because yesterday we realized we didn’t have tele-sponsors We all wanted something to look at, so we ended up putting this — that monitor up like that.

Unidentified Speaker

And you could see, I’m able to move this at anytime. I could change the drawing. It’s completely (inaudible) Flash content, it’s a Flash drawing application that we layer on top of any content, including video. So I can literally draw on top of moving video so called effect.

Unidentified Speaker

But that’s what I kind of do in this collaboration environment, like I can chat or download files —?

Unidentified Speaker

Absolutely, if I want to give you a file, even though you are remote, I simply load it into a file share pod and you download it. You know again, you don’t anything more than the Flash Player and you will download that and be able to have any file that I’m able to put in there.

So it’s a really great way to collaborate and share different types of things. But there’s other types of things that we really wanted to be able to do in Breeze and one of the areas that we innovated most was the ability to load content like Flash content, really robust Flash content.

So if we take a look at this, I’m just going to bring this to the front. This is a Flash application that has been imported and it was created using a third-party application that’s (inaudible) spreadsheet and turns them into interactive Flash up. You can see as I dial this dial up and down, it’s adjusting all of the graph elements. I can go and drag any one of these things and I can see this in a verity of ways. It’s a real great data visualization tool that’s been offered in as a Flash application.

Unidentified Speaker

So you might be able to imagine some of the applications that Kevin showed you earlier that were built in Flex for you know, visualizing data or visualizing the bank account as having them played backed in this collaborative environment. Maybe I want to show you or talk to about the balances in your account. In a collaborative environment like this, it’s the same Flash technology or in the application space, Flex technology is playing back in a collaborative context.

Kevin Lynch  - Macromedia - Chief Software Architect

And you can go a step further too. At times, there are types of applications that you may want to collaborate on. And what we’ve got here is, it maybe that we’ve got an application that if your meeting hasn’t started quite on time, and I know most meetings start right on time. But, there maybe an occasion where you need to pass a little time before the meeting gets started. And this is a way that we can practice some of (inaudible) and hand-eye coordination. But the point of this is that, this was an existing Flash application, the (inaudible) game, very popular out on the Internet.

We added the high scores in a few minutes by using a new technology that we’ve got that allows you to synchronize the content inside the Flash meeting and share information across all users so that you can share that editing ability on the content, you could create that same calculator that we saw in that business application in Flash or in Flex and they could truly — collaborate for everybody in the meeting room.

So it opens up the doors to new types of application that work inside of a collaborative environment. So we talked about some of the capabilities of Breeze. It’s just fairly scratched the surface.

So let’s take a look at the feature. And you might imagine that people are going to be doing eLearning on mobile devices. In fact, we have a prototype already working a Breeze meeting running on a PDA so that I could be anywhere on a wireless PDA and be joining in a Breeze meeting complete with video, slides, interactions.

Once you maximize your video and now I’ll show you this. So this is a prototype I’ll just hold it up here — you see that you will. But it’s Breeze and running inside of the Flash slide Player. And this is actually a presentation that I’m sure, some of you will be familiar with.

(PLAYBACK OF AN EARLIER PRESENTATION):

Tom Hale  - Macromedia - Senior Vice-President and General Manager

That’s just an example of Flash Lite content you know, authored and created in Breeze that could be played back on a mobile phone. Now clearly this is a you know, a feature, not something that we expect to roll out. You know, maybe not even in the next year or two years. But the point is, is that this is the kind of leverage that we get when we have a platform. We play it back on multiple devices. We play t back on across platforms. We actually have the originates of the presentation available on all these different platform.

So it’s a very powerful story and when we go to our customers and talk about the future, you can bet that these devices are very much in their future when it comes to (inaudible). Thank you very much, that was excellent.

Unidentified Speaker

Thank you Tom —

Unidentified Speaker

 Okay. Okay, so but one thing that’s interesting about this whole business is that — my slide up here, is that this is the new kind of business model and this is a hosted business model for us. And so it’s — requiring is not just you know, put software in boxes or on disks and ship it or few sites, we actually run a hosted system down in San Jose and a co-location in London and a bunch of other servers around the planet to actually enable to service.

And what’s interesting is that, this business has been new for us. We’ve really built up a new core competency for the company, which I think is very important for a combined company, going forward. This is just a graph of host of meeting minutes, you can see there’s a nice up into the right trend, we did 40 million meeting minutes last quarter — last year. And I think you know, we have to go a whole lot more next year.

And of course, that maps do the number of customers, we obviously have been increasing our customer base for — I think this quarter just blowing through 1200 customers on or about in the next week or so. What’s good about this is that these customers are loving the product and they come back to us and ask us you know, they want to buy more.

So we see examples where one department has bought it and another department sees it and expands over from marketing to training or from training to marketing or training to sale. We see people coming back and saying, we are going to (inaudible). We are committed for a year, we want to commit for another year. We want them for two years.

We see people buying more, making enterprise wide decisions, not just departmental decisions. We are — starting to see deals in the quarter of a million dollar range or more. We were talking to customers about million dollars deals. I have a customer meeting later today with a company that spends millions of dollars for the WebEx every year and they’re very excited to work with us.

So let’s talk little about some of those customers. Obviously, we’ve got a vertical focus, financial services is a big face. Obviously, there’s a lot of training that goes on, complicated products, large sales forces, at telecom, you have call centers here, in fact, I again have to train their field reps who are out in the field either supporting or selling to customers. In education there’s an obvious hit with eLearning or distance learning and the government, which has a big investment in training as well in our emerging verticals.

What’s interesting to me about this customer list is, these are customers who are making basically a strategic decision to go with Macromedia as a solutions provider. They’re not making a tools decision, they’re making a strategic decision. And a couple of examples of this are Washington Mutual where they started with one department and it’s spread across multiple divisions and now we are talking about a much, much larger deal. Or T-Mobile where we actually showed them, the Breeze running on a mobile phone and they said oh, my God! You know, all of our people who are selling our products and service out in the malls of America, this is what they use for their computing device.

When can you ship us this Breeze on a mobile phone, they love that. The other interesting thing is that we are competing, we are in there up against WebEx and Live Meeting. Before, I think last year, our sales force was chasing down the easy deal. Let’s go get a rapid training deal, no one can touch us. Now we are in there with RFP’s competing against Live Meeting in Microsoft and winning.

National Institute of Health, we are in there, National Institute of Health is not a fee(ph) process, six months sales cycle Centra, Interwise, a couple of other players, we knocked them out, not because we are less expensive but because we are better. And the customer I might be talking to, later today in the healthcare industry you know, they’re talking, listen, we spend millions of dollars with WebEx, we’d like what you guys have to offer, we’d like the training integration, we want to go with your solution.

So this is very exciting for us, as we actually look at this market not necessarily as just a phase for us to compete in. But what really excites me the most is the way we use Breeze. Because the way we use Breeze is not just as a training solution, not just as a sales and marketing solution, but as a collaboration tool. And it’s almost — it’s almost very rare, the meeting I go into, it doesn’t have a Breeze component and that’s because there’s always somebody who is you know, either at home or they are you know, at a remote location or they are with a customer. And so we see this all the time.

And we had 6.6 million meetings that we serve for Macromedia employees and their customers last quarter. And that kind of works to about seven hours a meeting for employees. Now, that to be clear, some people use it 40 or 60 hours a week if they’re selling it or they’re giving seminars and so they’re always there. Some people never use it, there’s people on accounting who you know, they’re in front of their spreadsheet all the time, they don’t talk to anybody else.

But there’s a nice distribution there and we average about 7.7. So great, so, what does that mean? Well, I think what that means is that, for us, if we had to pay for Breeze, which we don’t, fortunately, we’d be spending about $2.5 million a year. And that’s not typical for all kind of sized companies. You know, companies of 1500 employees wouldn’t be spending $2.5 million a year for just doing training or sales and marketing. The reason why we do that is because we use it all the time. I’m too lazy to go to the third floor so I’ll be in my office and I’ll join the Breeze meeting and keep an eye on what’s going on.

I didn’t come into — I’ll check in. I’m too lazy to plug my computer into the projector, we all are in wireless laptop, though it’s totally wired and this is just how we share information and we do it all the time.

So even if there’s huge decline in terms of the cost, the usage potential is huge here. And what I look forward to is seeing, other companies, 100’s or 1000’s of companies like Macromedia and not like Macromedia, using these technologies as frequently as they use. That’s the gigantic market option that we of course, no big market opportunity doesn’t come without competition. And, this is the slide that we were showing on our Breeze slide preps and analysts who are in. And we kind of wanted to do it basically the first day, we are taking the (inaudible).

You know, there’s really only four players in this state and we are one of them. Macromedia, Microsoft, IBM/Lotus and WebEx. And guess what, when we say, these four things, they’d said, you are right, you guys are. You’re the four players who can make this face in a long time. The analysts said, you guys are the one who are doing this and you guys are the innovators here. And what do we have to differentiate and sell with, the reason which is in the Flash process. And the platform technology that are out to integrate customer applications like the kinds you talked, Kevin Lynch, demonstrating in the live meeting environment to create a custom selling environment. And (inaudible) was trying to tell you, a communications plan from a service provider they call you up, you’re are trying to figure out what the pricing model s best for you and sort of just talking to about the numbers they bring is a collaborative environment with the specialized act that shows you all the advantage of the different types of models and pricing options.

You can understand a complex idea using a custom built (inaudible). So we think that we can compete not just on features but on reach.

So we think that we can compete not just on features but on reach, richness and the power of the cycle. Let’s talk a little bit about our strategy going forward. We’ve been focused on the enterprise in the mid-market, not really focused on the S&B obviously it’s a large and fractured market. But we think there are opportunities there. Today we primarily sell through the enterprise and mid-market through our direct sales force and the resellers account that we can built in. We also have an offering to the SNB and for the lower end of the mid market, it’s a hosted service and come to our website, user credit card, transact, start of service get started, $0.32 a minute.

We are offering this as well through our resellers. However, I think what’s exciting about our strategy going forward is that, we are starting to position rich web communications as part of the Flash platform. And this means that we have a much, much larger value proposition to sell and a very particular set of customers that we can sell to, to reach these harder segments of the market.

So for example, in the SNB space, you can go to (inaudible) and service providers and say, listen, we can sell you this kind of service, you can resell through your SNB customers, you already sell other kinds of communications, technologies and services too. And by the way, we can lower your support cost because the Flash player is already on everyone’s machine. And they’re like, that sounds pretty good to us. And we are working with all the major (inaudible), we have been having partnerships with premier accounts and service provider and we are working with other folks as well, particularly international.

We also have OEM partners on the other side who are servicing the enterprise with complete IT communication solutions and these guys are selling you the PBX, the ITPBX (ph), the desktop phone, the software that goes with entire IT communication staff and we are working with these guys to offer them what we think is the best of Breeze communication technology.

So what — look for in FY’06 from us. Clearly, we are taking the gloves off and it’s time to tell the world what we’ve got here. And I think this is a very exciting time for us in terms of the new product in the market. Really starting to pay attention to the whole collaboration phase and the value composition around IT communications. We are going to continue to scale our direct sales force and Don is going to talk about that and build our reseller channel, we are going to focus on the partnership in OEM’s that are going to give us the broader footprint in the market place and (inaudible) international.

What’s interesting to me is that web conferencing, and web communications is primarily a North American phenomenon today. And what’s very interesting to me is the people who are creating these markets in the more remote regions are actually the service providers. Because they’ve already got the customers and the billing relationship and this is the value added service that they want to add on to their offerings.

So as a quick view of the business solutions unit and the things that we are focusing on around Breeze and collaboration communications. And, what I’d would like to do is I would like to bring up Al Ramadan to talk to us about mobile solutions and take us into that.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

Thanks so much Tom. And as Tom mentioned, I’m responsible for the mobile and devices activities at Macromedia and is a pretty exciting part of the world to be involved in. And, Stephen has laid the groundwork and I think I’ll talk a little bit about this, that we are really leveraging the technology and leveraging the assets that we have, to develop new businesses.

I’m going to spend a little bit of time with you today talking about the solutions in the mobile and devices space. The first thing is, and you’ve heard us talk a lot about this over the years, that the experience matters. And that the experience matters on the desktop and those were matters on the mobile space and I’ll put it — a lot of the reasons that we are seeing the you know, lack of adoption of especially data services in the mobile space — really have to use and doesn’t work the way it should. And it’s exciting to be part of Macromedia, we are going to change this environment.

And the other part of this is that, a lot of the companies are wanting to take the assets that have already been built in Flash from the big screen and take them to little screen. A lot of these companies invest quite a lot either in an application like Kevin showed you — for example, (inaudible) had an application level as well as the (inaudible).

So, let’s spend a little bit of time here on the market dynamics. I think it’s really important to understand. It took me a long time to really understand if not comprising of (inaudible) quite complex. And it is actually — it’s on ecosystem. It’s a different ecosystem for the Internet. There’s a charging mechanism, which is a lot different which changes the behavior.

And fundamentally, the subscribers, the beneficiary of this value, that’s created and packaged fundamentally by the operators. And the operators take handsets and very (inaudible) talked to you about the different types of handsets. And they take the content out there and they converge these two things together and ultimately deliver service to the consumer.

So, you can’t really sell into this environment without understanding this ecosystem. When you talk to an operator, you have to understand with your other hat(ph) that they also have suppliers in the form of handset manufacturers, suppliers in the form of content. And one — solutions may suit an operator, may not suit these other people — mind forecasting.

First point here on subscriber, that we are going to start at the right hand — of the value chain here, is this you know, the wireless environment continues to grow. And this is fuelled not only by the voice capability, mobile and (inaudible) business partners from remote locations. And there’s growing field round about 10% a year. And unlike other software businesses, I’ve been involved in kind of back to front. America is behind and lot of the innovation, a lot of the interesting things that are actually happening outside of the shores of America and so it has just been lot of bad time on airplanes (inaudible) to the Paris tonight.

And so, part of the challenge for especially, people when they’re residing in this country to understand the level of innovation and activity that’s actually going on in other parts of the world. And I mean, it definitely is leaving a space. Operators have a big influence and they have a big important players in this space — spend a lot of my time here. There’s about 500 operators worldwide into research that you can get access to, about 48 of those operators represent more than 50% of the market place.

So 50 companies, essentially 50% of the market place. So they’re the dominant forces. And there’s 10 of them that we think are the really, really, important ones. And they do have the control of the subscriber billing relationship unlike the web where you can go somewhere for free and it’s a case in the mobile space you have to pay to go. And they are increasingly defining what it is that it gets delivered on these hand sets, they’ve worked before. There are some models where an operator will put up a network and you’re going to buy a phone, doesn’t matter which manufacturer or you choose based on the manufacturer, you connect into that particular network, more and more we are seeing role reversal actually happening here where the actual operators themselves defines what it is that’s going to be delivered and what handsets are going to actually be used and what the first phone stack is going to be.

That’s quite a change in the dynamics happening today, in the market place. And it’s about the operators having that fundamental power because they have the relationship with the subscriber. And so we are going to see I’d see a tension between the handset manufacturers and the operators, big time you know, some companies might not — and some for example, may want to — some experience. Some operators here in the United States like Siemens for example, might want a Singular experience. And the Singular experience is the one (inaudible) buying, they’re the ones that are buying the handsets, they’re the ones that are making the multi-hundred million dollars in investments, they’re the ones helping us involved here.

And they are, more and more defining that experience, the look and feel of the device. And if you talk to these operators and say hey, what do you — you know, what are you thinking about, they’re thinking about not being done — like they have done — liked that idea very much. They really want to be the service provider. They want to have the relationship with the customer and I believe, in long term, they it will.

But there’s a lot of competition and I’ve never been in the business where 20% of my customers turn over every year and (inaudible) three and a half or four years and customer base, so it is a really daunting environment for these types of — it’s very competitive. And so everyday that you can extend the life of the phone, everyday that you can extend through services or any other aspect that you have has a very material effect on these guys.

I mean, there are hundreds of millions and the billions on the basis of each (inaudible) services on a monthly basis. They also are facing you know, declining after-average revenue per user. And if you sort of peel the onion here voice operator(ph) was actually falling faster and the declining (inaudible) and so that tells you there’s something growing, obviously but, you’d have this experience. I certainly have as a consumer, my phone cost, I know, at my home have gone down dramatically over the course of the last five years.

I have my family in Australia and I know my international call rates are much, much lower today than they were. So that’s what — that is really talking about is the fact that the voice is becoming much more commoditized. And what’s happening is, the data services, those other elements that they’re delivering here are in fact going the other way. And so the hope of the operator and I think the real hope is, is that data services do become real, they are becoming real on these mobile devices.

And you see, again, represented by the sort of the operative values that India(ph) and Japan here are the leaders and leading America. We are basically today at 15% where Japan was back in 2002, (inaudible) dropped. So, this is the world that we operate is living. The handset manufacturers are the suppliers to the operators for the most part. There are certain types of changes where they’ll just supply to a geography and the handset manufacturers base is also changing.

The voice only terminals or the basic terminals as they call them, are dropping pretty dramatically. They are relatively you know, a small part of the shipment. And the same things certainly from the Macromedia point of view, and I think (inaudible) point of view is where the multimedia phones, the mass market phones here, the (inaudible) are actually now really becoming the dominant forces in the market place.

And the great news is that Flash can run on these. And the great use is, is that the data services that can be delivered on these phones, either device themselves as well as the networks that we are seeing — the 3G networks and some of the other equivalents, a dramatic improving experience. So this is a really exciting space for Macromedia where it reminds me a little bit of the sort of the early ‘80s in the software industry where you still have lots of different software stacks, you’re having to do sort of a basic product that has to be customized in each one of the areas.

But, we are now in a situation where not only the smart phones, the trios and the other things that we all carry around, that the phones that my mom and my kids carry around, that actually are also data enabled as well. So I think that’s pretty exciting and the numbers you can see here 800 million units is pretty interesting.

The final case of the market is the content media. These guys have been trying to figure out how to play a role in this mobile industry for a while. In areas like Japan, it’s quite well defined and they do big businesses, multi-hundred million business already. And in other parts of the world, these folks are really dying to take the content that they already have, that they have really made these incredible investments and start deploying it on what they call the third screen...

(AUDIO BREAK)

... is really challenging. And you know, the phone practice of each of these screens are quite different, they want to do transitions between screen, they want rich media, they want video, they want all kinds of stuff that isn’t (inaudible) has not made a great needlessly for us for that matter. And quoting it from device to device depending on the software that’s (inaudible) on the phone or with new someone like Samsung for example, I have nine different software stacks inside of the Samsung environment. So you know, quoting Flash even within one single company is a fair bit of proposition and you know, we’ve demonstrated that it’s a much, much market.

In fact, it was the primary reason that Samsung bought the first place to be able to deliver these (inaudible) to the market place. And this time last year, we were standing here in front of you last year, would have been 12 handsets in the market price.

Today there’s 77 handsets in the market place shipping today with Flash embedded with them and in some cases, driving the UI in some cases, enhancing the website portals in some cases, in some cases, all of the above.

I think it’s early based, I think we are going to see much more dramatic updates. And then, you can sort of step back from the mobile industry for just a second, that there’s a whole other industry that’s out there called the consumer electronics industry which also has a similar kind of problem if you see cost for example. You have got an option to build the device UI or the UI that affects — I have gone past the phone, and it’s driving me nuts in the face. It’s just terrible.

And you know, it’s really an indictment, I think that the technology that they’re actually using. And so, you’re starting to see some of these set-top box manufacturers, you’re starting to see the — many of these other devices actually adopt Flash as the base UI development environment for the device. And you’re also starting to see as they become network-connected and whether it’s wireless or wireline, they also want to be out of place content (inaudible), so on the desktop for example, I want to be able to go to yahoo.com or I might want to go to www.amazon.com. And in both of those cases, if you went there, you wouldn’t be able to view the contents because it’s Flash based.

So, they are having to not only do the UI, but they’re also having to in the browser so and then Flash and we are seeing a lot of companies, more than 100 of them already adopt Flash as a part of their fundamental UI technology.

So the market in competitive landscape — and I do term market in competitive landscape because in a lot of ways, we play with all of these technologies. And in some small parts, we do configure. And so I’m going to walk you through a little bit of that. As I mentioned, the early ‘80s there are multiple different stack (inaudible) within a single company. And so, sometimes you’ve got a situation where you’re having to deliver a Flash solution on a BREW application in a CD for example, KDBI is one example, there are many others.

In some cases, you’re having to do it on Symbian, in some cases you’re doing on native OS’s. And so the (inaudible) in these standards which is the client side of Java, as Kevin rightfully pointed out, Java on the back-end I think has been a really successful. On the client however, I’m a lot more skeptical. I think there’s a lot of deployments out there but we made an investment basically in a company called India Game and — you guys have a really big shop, what’s up. You know, why are you guys moving to Flash. And he said, because we’ve done doing 37 different QIE (process) on each Java game. The problem with Java is that it’s incredibly fragmented.

That is to say, there are multiple different implementations of the client and so if you’re writing to the Java standard, you’re actually writing to 37 of them. And that’s really costly and really time consuming. And so, I think 40% of the games that’s coming out of India Games are going to Flash sites for a while. And the portability of contents are also really important thing and it kind of goes with the deployment. It goes with the fragmentation or lack of fragmentation. It’s really important for a content provider. It’s really important for a developer to be able to build this stuff once and deploy it. There’s nothing worse than building it and then finding it doesn’t work in scenario A, B and C.

And the truth is that the reason is 98% penetration on Web flashes (ph) because we’re absolutely stuck to that one single thing, which is we will not fragment the player. We just won’t do it no matter what. It’s just a cardinal sin and I think you’re seeing it playing out. Even with things like SCD, which have quite tight specifications for the actual spec itself. The truth is that multiple implementations, they all have different features. They’re often competing against each other, trying to up each other. And ultimately end up in the fragmented environment, which is really not good for the portability of content.

And of course, portability of content goes not just from device to device, but from the Web to the handheld. People want to be able to take the assets and to take the Flash elements that they’ve built on the Web and actually deploy those on the - in the mobile environment as well. And Flash is being (inaudible) graphics, having the capability of (inaudible) attract it.

Rapid application development - you heard the Compel (ph) story. I don’t need to go into that. It’s much, much faster building these into Flash and the development team side, small is better. In Compel, I would say that they had six as opposed to 20 developers actually building (inaudible). So, these are all material reasons that, ultimately, Flash is going to provide and I think a unique value proposition with Flash in the mobile space is it does provide (inaudible). Not new to us. It’s been in this world for 10 years, even though it wasn’t a mobile device, we’ve lived with it and the termination, not the fragment.

And we do have a global community of developers. One of the reasons that we operate is - and the (inaudible) manufacturers get excited about Macromedia solutions is that we can bring to dare a huge community through build content. And if you think about those graphs that you saw from the operators, which is the engine room here, the more content that goes over their network, the more money they make, the more the output goes up, the more (inaudible) having. So, the more the community, the ecosystem that’s built around Flash, the more we have to bring to bear to (inaudible) partners. And ultimately, the creation of the content, the creation of the presentations are so much faster.

So, financial year ‘06, so, we’re going to be together, year on year. It might be a different location, but we’re going to be talking about how we did last year. And I want to sort of draw out a couple of things. You’ve heard us talk a lot about (inaudible). You’ve heard us talk a lot about Japan. So, you’re going to see, financial year ‘06, I think, start to see some changes. We did announce last KDDI and Vodafone in the year that we just completed, the financial year we just completed. And part of that is what’s called iMode alliance. If you don’t know what that is, it’s an alliance that was put together by a number of operators around the world, potentially, to leverage common technology. And a number of the operators listed on the slide there are part of the iMode alliance.

So, naturally, through all of the work that we’ve been doing in Japan, we’re going to have a flow-on to the rest of the world. So, that’s going to be quite exciting. But in addition to that, we are working with other operators around the world here. We have a lot of trials in place, in some cases, and we think we’re going to be delivering services here - I think (inaudible), so this is going to be an exciting year for Macromedia.

The second think you’re going to see here is the handset relationship and I listed a few of the handset manufacturers her. The make up the bulk of the handset shift. Now, let me explain what this slide is. Financials at the start, you saw the mix of (inaudible) multimedia phones and business phones. Some of those phones do run Flash. As every day goes by, more and more, a high percentage of them do.

So, it you think about sort of taking us out a little bit into the future, the total available market, i.e. the number of handsets being shipped today by the customers we currently have, is about 57% of the marketplace. We take the number of handsets that they all ship, divide that into the total number of handsets and that’s the number you get.

So, we think that we can get to a reasonable proportion of that percentage of the marketplace through the relationships that we currently have. Two, we announce jut recently. And so, our project is to get deployment, work with these companies, and there are people in different parts of the world as we speak, supporting, helping, making sure that the technology is embedded in as many phone as possible that get out into the marketplace, that fuels the ecosystem. So, that’s pretty exciting. To be able to get to that kind of addressable space. Last year, it would have been less than 10%.

This year, we think that there are going to be new relationships that emerge here. We’re not sure (ph) which ones, but we’re pretty sure that there’s going to be some big ones. They’re going to adopt the Flash technology as well and that will give us the access that we believe, more than 75% (inaudible). All handsets - some percentage of those are Flash capable and we are going to be deploying into that.

So, within the next few years, you can see how very rapidly we can get to position not unlike we have on the Internet, where we can actually get high adoption rates in the handsets. And that means real excitement for the Flash content community and, ultimately, for the operator as well.

The third thing we want to talk a little bit about is we’re going to be starting to see some new consumer experiences as well. All of this is great. It’s technology and everything else, but the people who pay the bills are the consumers and they pay based on the service that they get. And you’re going to see some exciting stuff this year. We’re seeing some exciting stuff in Japan, very tailored for the Japanese marketplace, but we’ll get some more stuff coming here and some of their customers have got some really incredible stuff coming.

So, on that note, I am actually going to ask for somebody to come up and help me here because we’re actually going to do some demos. Bill Perry is responsible for our developer programs. Now, he works with all mobile developers who are doing stuff on the Web today. And we have kind of a contraption that will allow you to see what’s on a mobile phone.

Bill, do you want to ...

Bill Perry  - Marcomedia - Freelance Developer

So, I have a - this is a GSM handset. This is a Nokia handset. So, I have some exciting Flash content on here to show you guys. So, we have this really cool device, which is called a hood. And if I can finagle it. So, this is the hood. This allows me to project what’s on the screen here and the phone through a VGA connection. And hopefully, you guys will see this. So (inaudible) here.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

So, the fifth thing we’re going to look at, as Bill’s getting this organized, is this is something - when we go to talk to the operators and we say, hey, guys, this is what we’ve got the capability of building together and we show them the kinds of things you are about to see, they really fall off their chairs. This is the sort of stuff that they dream about being able to deliver to the consumer. And we call this one the U.S. demo and, Bill, why don’t you tell us what it does.

Bill Perry  - Marcomedia - Freelance Developer

So, we did a study here, trying to enhance the user experience for low enhancement. So, you see a lot of examples of Flash content for medium handsets, high-end handsets. We’re looking at targeting low-end handsets. An example of this is trying to improve the user experience on these handsets using Flash technology. So, as you see here, I can have access to high-level information such as missed calls, missed messages, i-contacts, things like that.

I’m also able to go down into this and get information. So, this is voice and data being presented to me and the user experience level. I can go back out, go back over to the weather for today, get the weather forecast for the next couple days. Again, very easy to use. I’m pressing up and down to access this information for a specific category.

Again, left and right. Just use different types of information for the categories - missed calls, things like that. The idea behind this is to make it very intuitive and simple for users to access information and also allow them to personalize the experience. For example, changing the background, adding photos, changing the way the transitions interact. Things like that.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

Now, the key thing about this is that Flash is sitting on the top of the stack here. And the thing that you’re actually interacting with is a Flash movie, a script (ph) file as you totally know from Macromedia. So, no different than the ones that you saw from Kevin, right? So, if the script (ph) running on the phone, connecting to the phone, a device that (inaudible) we call the MMI (ph).

Now, if you then play it forward, it’s like, well, is - what’s Nirvana for the operator? Nirvana for the operator is, if we’re going to update (inaudible) especially, right? So, you think about having the ability to get information like the Web (ph) pushed to you, just as part of the phone. It’s not a service that you’re going to subscribe to. It’s just like it’s part of the service that you actually generate. And that’s the really exciting thing about this is we’re actually merging both the data services as well as the capability and the phone functions, all on the one thing.

And then, finally, because of the script file, I can upload that over the air. So, I can take that same script file now, I can modify it on the service somewhere and I can deliver a new set of services provision or a new user interface or a new backdrop or a new backdrop or a new whatever it might be that the operator wants to be able to deliver. So, in terms of time to market and exchanging the life of the handset, reducing churn, increasing out through, all of these things are remarkable drivers to the operator (inaudible).

Bill Perry  - Marcomedia - Freelance Developer

Just an example of customized user experience for low-end handsets. What we have here is an example of what’s called an application content, which is flashlight (ph) content. This would be an example of content a subscriber could purchase over the air or have downloaded to their handset. And this is an example where I’m able to access real time traffic cam images in New York City. So, I’m going to zoom in here to the west side of Manhattan. And if you’re familiar with New York City - by the way, 46th Street is Times Square. So, if I access this and if you turn your heads to the right, you’ll get a better view.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

This is over the Cingular network, right?

Bill Perry  - Marcomedia - Freelance Developer

Yes, this is using a (inaudible) connection, so right now I’ve pulled in a live image of Times Square and I can also auto refresh this image so that every 10-15 seconds, I’m getting a new image of Times Square.

Again, this is a Flash application of script file, as Al pointed out, and there’s lots of developers in the community, a million plus developers printing content. This is an example of content and this is an application. There’s games. There’s ringtones, screensavers, wallpapers, all different types of content out there today.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

And the beautiful thing about this, of course, is again, when you think about the operators and you think about what’s going through their mind, they’re about extending the life of the handsets. They’re about driving more and more data usage. This is a download, Flash download, that you can load on your machine that’s going to be using more and more data services. So, it drives the cash register. It drives that thing that’s driving out through, which is really the thing that they really focus on.

The third thing we wanted to show you here today is actually something that got released very recently. We have been proudly talking about the Samsung relationship for sometime enough (ph), probably since January or February. This is actually a real live phone from Samsung and it’s actually the first one to shift with, actually, a Flash user interface. And I’d like Bill Perry to show it to us.

This - let me just give you a precursor. This was the phone that they said took a couple of months to build the UI (ph), relative to something that would take sort of six to eight months. So, you can imagine sort of being in a handset space, which is incredibly competitive, time to market and cost structures are sort of things they have to optimize. And they were able to get this done quicker.

Bill Perry  - Marcomedia - Freelance Developer

It’s a pretty cool handset. So, unfortunately, it only available in South Korea. It’s available through SK Telecom in South Korea. It’s a Samsung SCHF260 (ph) is the handset model. So, this is the first handset in the world which has Flash implemented as the user interface level. So, let me give you an example of that you’ll be able to see how cool it really it.

Slide this in here. So, this is not Flash, but I’m sure all of you guys have handsets, cell phones, things like that. So, the typical interaction of your menu system is this grid pattern, very static icons. You can access your messages, access your phone settings. It’s very simplistic. So, Samsung went ahead and decided that they’re going to do something completely different, utilize the technologies that Flash allows them to do really creative things. And so, what we have here is the same type of navigation structure to access phone settings, games, things like that, all done with flash. So, it’s a full screen experience. Everything is done with Flash. There’s animation.

Example, I can access my phonebook here. I can send messages. Again, this is more visually appealing as opposed to the static icon of an envelope. So, in here, entertainment, things like games. Voicebox, voice messaging, things like that. So, they sent a real different approach to what you might typically think of a user interface on a handset. And flash allows you to create those type of user experiences on handsets.

Again, so the top level is Flash. I can go in and I can actually drill down. And the subsequent two levels are also Flash, all done in Flash. So, in the future, you might have the ability to customize the background, customize layouts as possible Flash.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

So, that’s an example of Flash as the UI, using MMI technology. And MMI came about, about a year ago, where a lot of the handset manufacturers said to us, hey, Flash was great for downloading stuff. We want to actually get access to the phone, like the bare metal. Please give us an interface to that. And that’s what our MMI technology actually allows them to do.

I want to show you one more here, which we’re really excited about. Now, this may or may work. So, stay with us. This is actually a live demo, which is a great example of a data service of the future. And it’s running live over our network here in the United States. We actually have it -

we’ve had trials of similar technology here already in the United States. And this actually live news right now. And so, this is a service that you would pay probably $15, 20, 30 a month for, whatever the amount might be. And there’s a number of different channels. And Bill is going to take you through the presentation.

Bill Perry  - Marcomedia - Freelance Developer

What we have here is a user experience, which presents information on the fly, automatically, to the subscribers. So, the idea behind this is to put the content forward and to minimize what we call chrome, which is branding and things like that. So, the background image is the top story. The image, in this case, it’s talking about heroism. But if we move onto something else - Star Wars is playing. Opens today.

So, I can go down, get the news story about that. Go back up. And again, I can drill down. If my interest is in, say, national business in this case, I can go into the business section and get the top two most recent headlines provided by a source provider, through out Lexus’ talking (ph) survey in terms of quality assurance for cars and things like that.

Again, this is a very simple to use interface. I’m pressing up, pressing down, pressing enter. So, if I go the right, I can access weather. So, I’m looking at the current weather conditions in San Francisco. Well, I’m not really concerned about the weather conditions right now. I’m concerned about the weather conditions this evening. So, later this evening it’s going to rain, mostly cloudy the rest of the day. Things like that.

So, if I go back and look at Alamo, California, the weather there is different that other places in California. I can get the information for later today. Also, a three to four day forecast. Again, this information is available on my handset. I don’t have to wait for a connection to download this information. It’s attached.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

So, the important thing about this is that one of the challenges with WAP, even with the high-speed networks, is it’s kind of like a nine-second wait. No matter how fast the network is, it’s kind of - it’s the way it hands off between the network and the phone. It’s nine seconds per click. What’s happening here, like point press (ph), if you remember that years and years ago, all of those elements of data are bits (ph) between the server and the phone. And those bits that we really need to update are actually updated on the phone.

Over the year, it’s live and you can - the operator has the ability to define how many times that happens today, what kind of bandwidth requirements it has the capacity to do lots of things. And in terms of the experience, and you’re seeing it here, is the ability to move between channels, get the latest information and latest and greatest is really unsurpassed.

Bill Perry  - Marcomedia - Freelance Developer

The great thing about this is if I’m checking the news or a sports score, I can quickly turn my phone off, go into meetings, come back out, turn my phone back on and the information is still there. I’m not waiting for the downloads to come over the air, which is very, very nice.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

Whether you’ve got a network or not, you’ve got this on your phone, right?

Bill Perry  - Marcomedia - Freelance Developer

And here is finance talk information, so what the Dow Jones is doing and Nasdaq. You can take a look at Adobe - Adobe’s up. All right. Very good, Bruce (ph). And I can also get more specific information about a particular stock. What about us? We can do that. Oh, look at this. We’re up nice, which is good. And the nice thing about this is I can personalize my preferences. So, I can specify what stock I want to have interest in. I can specific what markets I want information on. Same thing for stores (ph), like news, sports, weather. It’s all personalized, so that’s at great advantage of having this type of experience.

Al Ramadan  - Macromedia - Executive VP and General Manager of Mobile & Devices

Okay, so, think you Bruce. Thank you, Bill, very much for that. So, this third example is something - this fourth example is something we’re pretty excited about because the business models associated with the flashlight business, as you know, are basically on a three interfaces (ph), which is a great business. You’re seeing 800 million units and that’s nice.

I’d like to have a piece of that. In the case of the flashlight (ph) business models, we’re exploring lots of different ones and some of them are revenue shares, some of them are first subscribers, some of them active subscriber models. So, that’s an excite part of us to be actually part and insert ourselves in debt value chain in a way that makes things (inaudible) for our company.

So, I want to introduce you to the guy that’s actually making a lot of these deals happen, has had a dramatic effect at our company here in the last, oh, I don’t know, six to nine months? He’s the only guy who - the only American, at least, who says marketing the same way as I do. It’s Don Hunt. Thank you, Don.

Don Hunt  - Macromedia - Senior Vice-President and General Manager

What part of the world I’m from, shortly, I’m sure you’ll figure it out. Thank you, Al. As you might guess, my title’s pretty simple. I’m senior vice president of worldwide sales. I’m responsible for the revenue. That’s how I keep my job. So, let me tell you a little bit about what my role is here, what I’m responsible for is delivering revenue. I’m going to tell you how we’re going to do that.

Okay. You’ve seen this slide. This is the Macromedia strategy. I have a piece of that called sales, called revenue. Take all these great wonderful technologies you’ve heard about this afternoon to make it happen in the marketplace. I’m going to talk about why we win. I’m going to talk about why we win. I’m going to give you an update. I’m going to tell you about all these technologies you just heard about. I’m going to tell you some stories about some successes that we’ve had. I’m going to talk a little bit more about real life examples of what’s taking place in (inaudible).

Enough with the sophisticated slides. You’ve seen all the sophisticated slides you’re going to see, I guess, for this afternoon. I’ve got a big old whale on mine. Let me tell you something. First observation - it’s a huge opportunity for Macromedia. We have some absolutely fantastic products.

When I’ve been talking to new people about joining Macromedia over the past 10 months, I often tell the story something like this. Now, you know Macromedia. You know Macromedia through the tools that we have traditionally sold. If we were a company that just had the tools that you know of and we had this product called Breeze. And I kind of give an overview of Breeze. This would be an exciting place to be.

If we were a company Macromedia that just sold tools and we had this thing called MaD and all the things that Al just talked about, this would be an exciting place to be. If we were a company Macromedia that had all these tools that everybody’s always known us by and we had this thing called Flex, this would be an exciting place to be. We have a very, very rich set of products. We have a lot of products. We have 32 products that I’m responsible for selling. It’s huge, the amount of customers that we can sell to.

I can sell to the little small market across the street, I can sell to GE, Fidelity, all the telcos of the world, there’s not a customer in the world that we can’t sell to. There’s not a vertical in the world that we can’t sell to. You’ve heard about financial services today, telecommunications, government, education, manufacturing, you pick the vertical and I’ll tell you how we can sell that product into that vertical. What a huge opportunity, as the sales leader for this company to have a tremendous opportunity.

Risk, same three things. The risk is we have great products. I have lots of them. Try to imagine yourself as a sales professional out there with 32 products to sell and to compete against different competitors. Try to imagine all the customers that we sell to, very, very small customers, very, very large customers. How are we going to do that? And then the verticals, all the different industry knowledges (ph) that we have to understand as sales professionals, as engineers in the field. We have a very focused strategy. The solution is really simple; we’re going to stay incredibly focused, by vertical, by account, by product, by industry. And I’m going to go into how we’re doing that.

Observations from 30,000 feet. I’ve been with Macromedia now for 10 months. In the first 10 months I’ve traveled 350,000 miles. As Al said, I’m on my way to China tonight but if you’d like to catch the 10:30 from San Francisco down to LA and the 1:50 in the morning to China, come join me. I’ll be with China Mobile and I’ll do that any day of the week with China Mobile. We then leave China and we head on to Korea to go visit people like LG. But I say this because it’s important for you to understand. I’ve only been here for 10 months, but it’s important to me to understand geographies around the world, what are my customers telling me, what are my prospects telling me, what are my employees telling me. That’s how I come back to corporate and how I tell corporate, this is the messages that the field is telling us.

How about a little closer deal? Let’s take a look at some customers that I visited. I could leave this slide up and go on for about 1.5 hours and tell a story about every single one of these and then some more. I’m going to talk about a couple because I think it’s important to understand. Back in January we had the opportunity to go up to Nokia and try to close a very strategic opportunity for the company. Very strategic and if you think about what we’re trying to do with Flash and we’re trying to go ahead and propagate the world for user interfaces and first on mobile devices, who’s the largest handset manufacturer in the world? We all know the answer, it’s Nokia.

So we go to Nokia and I’d like to be able to tell a story here that tells you about how we had a two-year sales strategy and all the brilliant things we did as a sales organization. Let me tell you something, it was one of the fastest sales I’ve ever made in my life. I’d like to tell my boss we had this brilliant strategy. Let me tell you something, Nokia knew a lot about us before we got there. They were interested in the user interfaces that we have, they were interested in the Manta (ph) machine interfaces, they were interested in Flash (inaudible).

But you know what else they were interested in? Our development community. They said, “Yes, you have great technology, yes we understand that technology.” They kept driving our discussion, “Let’s talk about your 1.5 million developers in the world. We’re getting into the content space. Tell us about those developers. Tell us what you’re doing with Samsung.” We told them. Three days later, we left with a very substantial order. We had handshake and it took us about 30 days to negotiate the contract on terms and conditions. It was Nokia, it was Samsung and it was Sony Ericsson. Anyone take a guess about the number of units that those three companies have committed to put Flash on? How about 300 million, those three, those are their first commitments. I’ve been doing this for a long time, 25 years. I see the looks on your faces, over 300 million units committed by those three handset manufacturers. That was a great sales call. That was one I’ll remember for a long time.

I can pick any other one up there. Benesse. Anyone heard of Benesse? I hadn’t either. They’re in Japan. Benesse as a company in Japan did $2.6 billion in revenue. What do they do? That was my first question as I was on my way to make a sales call. We were trying to sell Breeze. What do they do? They own a company called Berlitz. you probably heard of Berlitz; language learning, language education. They’re thinking about using Breeze for online learnings, online training. What a beautiful application. But you know something? That’s only 20% of their revenue.

They have 3.5 million users in Japan that they’ve trained. In Japan, if you’re familiar with the school system, when you go from sixth grade to seventh grade and eighth grade to ninth grade, you take a test and that determines what school you’re going to get into. Like taking an SAT here in the U.S. They have 3.5 to 4 million students in Japan that they’ve trained. You think about Breeze and you think about online learning and you think about 4 million potential users. And when I sat across the table from the CIO and he’s saying, “Well, tell me why you versus WebX?” And we said, “Because your user community already has us installed.” He said, “I don’t understand.” I said, “They have Flash. You see, 95% to 98% of all Internet-enabled desktops in the world already have our software installed.” They are now a customer. That’s a powerful story for a guy trying to figure out how to download 4 million copies of a piece of software.

Take another one, Fidelity. I’ll talk about Fidelity from a different point of view. As you can probably tell by now, I’m from Boston. Fidelity is one of those customers that you always wanted to sell to. Why? Because they take technology and when they buy technology, the rest of Wall Street typically follows them. So we made a call very early on when I had first joined Macromedia. I’d been onboard for about 30 days and we went to see the Chief Technology Officer, Bill Thornton. I think Fidelity might be in the room today. We went to see Bill. I’ve known Bill for a long time. And we went in there to sell Bill Flex. This is a Flex story. We went to sell Bill Flex and we went through our presentation. At the end of the presentation he said to me, “Don, which ISVs use Flex?” And I’d been at the company 30 days; I really didn’t have a very good answer. And we gave him a couple of small companies. I can tell you about 30 days ago I called Bill back and I said, “Bill, SAP uses Flex.” By the way, Fidelity’s already a user of Flex. We’ve done a lot between that first month and the announcement of SAP.

But you know something? Bill asked the question, “Which ISVs use Flex?” And the reason, when I asked him why, he said, “Because if there’s an ISV out there that’s willing to bet their company, bet their application on you guys, then I’m going to feel comfortable bringing Flex into the data center.” There isn’t a more strategic customer in the world that I could put up there for Flex than SAP.

NEC, another great Flex story. NEC ST in Japan. If you don’t know NEC ST, they have about 8,000 or 7,000 IT professionals that offer consulting services in Japan. NEC ST has their own app server. They own about 30 to 35% of the application server marketplace in Japan or in Asia. They compete against WebX, WebLogic and WebSphere. They have now bought an enterprise license from us to go ahead and deploy and build applications on their app server across Japan, an incredibly strategic win for our Flash product.

State Street is another great example. We had them come to — your heard about our all hands-on meeting about a month back. And we had State Street stand on the stage in front of all the sales professionals and say, “You know, our only concern with this product, it was four months old when we bought it. And we can’t believe what it’s done; no issues, it runs.” And they have bought more.

So there’s a lot of great stories here. I hope to continue another great story with LG. I’ll be with them again. I’ve been at LG in Korea on a number of occasions and will be there next Monday again.

Unidentified Speaker

(inaudible - microphone inaccessible)

Don Hunt  - Macromedia - Senior Vice-President and General Manager

Geez, I could tell you some great stories about them, too. A couple of weeks ago I was in Austin. We were talking to Motorola, as you’d probably guess. And if you think about that list of people up there, I think you’d be pretty hard pressed for Motorola not to make a decision. We got them squeezed; we got number one and we got number three. We’re having some wonderful discussions. But we’re negotiating.

Let’s see, I don’t know if there’s any other ones you’d like to talk about. NTT, these are just — the is just a small list of some of the folks that were visited. So there’s nothing like visiting customers.

The organization. Let’s take a look at the organization that was put in place by (inaudible) to make sure that we go ahead and execute a direct focused sales strategy. And like everything else I try to do, I’m going to keep everything simple. I’ve got an organization that’s very simple. There’s four geography managers that report to me. One for the Americas where we get 54% of our revenue, that’s North America and Latin America; Europe, which we call EMEA, 26% of our revenues; Japan 10% of our revenues; and Asia Pac 10%.

I also have another position called an education overlay. About 24% of our revenues worldwide come from the educational vertical. And I’ve got a guy, quite frankly, who’s just brilliant in education; he understands the market, the messaging. It’s an absolutely beautiful Trojan Horse strategy. Just think about what we’re doing here. When you sell to the educational world, you sell at an enormous discount. That’s not a good thing, right? But it’s still 24% of our revenues, which means we’re selling a hell of a lot of licenses to all the future IT professionals and designers and developers coming out of those universities that make commercial decisions in the future. It is a beautiful story.

Let’s take a look at sales investments. We’re not confused with what we want to invest in. We’re putting our money on quota bearing sales professionals. When I get $1 to spend, the first thing I try to do is hire a sales professional. So really the purpose of this slide is to kind of show you where we are with hiring on sales professionals. Quota bearing sales professionals, both direct and indirect, we have about 165 sales professionals around the world today. We have about, I think it’s about, let’s see, 45 SEs I guess it is. And SEs, quite frankly, the ratio of the SEs going up has been increasing, as you would suspect, as we’re getting into the enterprise world and enterprise selling more strategic applications.

Let me talk about some of the evolution, some of the evolving things taking place with the sales organization right now because the company Macromedia has been going through some changes for a couple of three years. We’re really moving from an indirect model to if you look at Macromedia three years ago it was probably 100% indirect. I wasn’t here, but I looked back and that’s about where they were. Today we’re moving to, quite frankly, a focused direct model and an indirect model. Indirect is still a wonderful way to go. It’s the most efficient sales channel you can have and cost effective. But you also need to have a direct sales force when you’re selling new technologies and new products that are changing the world because you can’t depend upon your channel to go out and do the demand creation for things like Flex and Breeze and our mobile initiative.

So we’re moving from feature selling to solution selling. It’s really feature selling is like fulfillment selling. Solution selling, we’re selling solutions to Fortune 500, Fortune 10 organizations right now that want (inaudible) very strategic applications on what we provide for them. We’re moving from a geographic kind of focused model to a named account model. I’m going to get more into a named account model in a little while, but it’s really what SAP did in the late ‘90s. They’ve taken a sales professional and given them 10 strategic accounts and saying you’re going to make your living on those 10 accounts, and you’d be quite surprised at the kind of revenue you can deliver from those kinds of accounts by having a focused person that only calls on whether it’s Citicorp or Fidelity or (inaudible).

Territory to verticals again brings industry knowledge to a sales professional in front of an IT professional. We’re moving from a transaction-based model to really relationship selling; fulfillment to demand creation and from designers and developers to C level executives. As I travel the globe, I’m not sitting in front of designers and developers anymore; it’s CEOs, CFOs, CIOs, CTOs.

This is an interesting phenomenon that’s taking place. If you look at traditionally how software has been sold, and it doesn’t matter whether it’s Macromedia or SAP or Oracle or anyone else in sales force automation or ERP or database, traditionally what you do is you start to sell a product in North America. You sell a product in North America, a year later you move it to Europe, you do some localization, you add your sales force, you do some training and you start to sell a product in Europe. A year after that, you move it Asia Pacific. This is very traditional. And you see in that, quite frankly, some of our more traditional products like Breeze and Flex.

This is non-traditional; this is the MaD thing that’s going on here. This is why I’m going to China tonight. It is changing and it’s phenomenal to go over there and see what’s gong on and to see what Macromedia is doing in this area. It’s starting in Asia. I’m going to show you some revenue numbers in a minute to verify this, but it’s starting in Asia. The problem in Asia, or maybe the problem’s in the U.S., they don’t have copper and fiber in the ground like we do here. Everything’s about putting up another tower. Or, as my friends in Europe tell me, “You guys don’t understand the need for data. We ride trains, you guys drive cars, you can’t read your mobile devices in the morning like we do on the train.” I don’t know if that’s the reason. But I’m going to tell you something. The revolution is taking place over there and it’s coming back through Europe and it’s hitting the U.S. because the U.S., is missing (inaudible).

Here are the revenue numbers. If you take a look at the Breeze numbers, on the vertical axis I’ve taken out the actual revenue numbers because we don’t share that data publicly. So you can look at this and you can see Breeze being a traditional piece of software, we’re dong great in the Americas, pretty traditional. Moving to Europe and then to Asia Pacific. Flex is interesting. The Flex product is somewhere in the middle. We’re having enormous success in Asia Pacific and, quite frankly, we haven’t had a very big focus. But people like NECst have gravitated to this thing. And with what SAP is doing with us in Europe, a phenomenon is taking place there. And then you can just see this mobile thing. These are bookings, by the way. So you heard about the number of units; these are bookings on revenue. I like these kinds of (inaudible).

Let’s talk about the winning strategy. Again, everything goes back to focus. I’m going to get focused on everything I’ve got my sales organization doing because I’m never going to have enough sales professionals because we can sell to every customer, every market, every vertical; I’ve got 32 products. So we’re going to get incredibly focused first on the verticals, number one and number two, financial services and telecommunications. Anyone want to guess why? It’s where the money is. Let me tell you, these are the folks who value technology to give them a competitive advantage and they’re willing to invest and spend money on technology.

We’re going to focus on education. First of all, it’s a great seeding strategy for us and it’s lot of revenue. And then government. It’s really the U.S. government is the largest customer in the world and we’re making tremendous traction with all of our technologies. We’re going to focus on named accounts. You know the old cliché is you get 80% of your revenue from 20% of your customers. I don’t know how true that number is, it might be 90% of your revenue from 10% of your customers. Stop and look at (inaudible) some of the customers that we’re having. But we’ve got a named account strategy that says I’m going to go ahead and put a number of people on no more than 10 accounts.

This isn’t some brilliant strategy that I dreamed up. SAP, quite frankly, did this in the ‘90s in the ERP heydays and the goal is to take somebody from 10 accounts to five accounts to two accounts and get them focused to have a relationship, be able to really take that technology that you have and sell it everywhere inside these very, very large financial institutions and telecommunication accounts. And then it’s all about channel alignment. When I talk about the tens of thousands of customers that we can potentially go after, I can’t do that with a direct sales force. And by the way, even in my direct sales force, they can’t act upon their own. They’ve got to have channels backing them up, helping them sell the products that, quite frankly, they (inaudible).

Let me kind of hit you with a drill-down here. So if we took a look a year ago where we were with named accounts, we had just three named account managers so that really equates to 30 accounts that we were focused on. Today we have 17 named account managers focused on 170 accounts. And I’d like to think a year from today we’re talking about 40 named account managers that focus on 400 accounts. That’s a good number. And I can tell you the majority of those sales professionals will be in financial services and telecommunications accounts because that’s where the money is.

So if we take a look at the yields, I think the yields are pretty good here. We expect those numbers, those yields to double over last year. And we’re looking at about a 66% improvement over this year. Now, quite frankly I think these are on the conservative side and in my path and my history you focus on large strategic accounts and putting investments into the accounts typically (inaudible) offering consolidated rates but right now I feel comfortable with these kinds of yields.

Then we take a look at the territory managers. As you imagine we’ve got an awful lot of territory out to cover with a number of skilled professionals that we have from around the world. In territory company you just have to be a lot more efficient. It’s not about calling on accounts directly and also leveraging the channels because again if you have 300 accounts or 400 accounts or you had to pay a country or a zip code that you’re calling on you better figure out how to do it efficiently with the channels and that’s what our geographer would call geography co-professionals.

And then we have our channel managers obviously that manage the channels and all the different kind of channels that we have - two tier channels we have. I thought I’d take you through an example and try to walk you through this if I could. I’m a traditional sales person. Now part of it is this isn’t some sales person I just pick out of the hat. This sales person has to sit outside my office and watch this. His names is Kevin. When I was filming this presentation I walked out of my office and said Kevin come in my office, sit down. Tell me how you handle Citigroup okay? I said I want to be able to explain this particular presentation. So what does Kevin do. At Citigroup he’s responsible for demand creation primarily with Flex and Breeze. That’s what he does everyday and he does that with his SE - his sales engineers. So they spend the majority of their time at Citigroup driving and selling solutions to solve business problems at the CIO level inside of Citigroup.

Now by the way, we also have some other products to sell. Things like JAI run and cold fusion. Kevin uses this time its called insight. They talk. They communicate. That’s what insight does. Then we have some professional services we have to deliver. We’ll use this partner, this is Mitchell Martin. They’re our partner for Flex inside of Citigroup and helping us out. So if Kevin can’t cover Citigroup worldwide and do all the things we want to do at Breeze get Ellis Eyers (ph) partner in there. Kevin’s got peers around the globe. This is a named account, whether it’s one (inaudible) or whoever it is he’s got to count a plot in those geographies and then they have their regional partners that they work with too. It’s an efficient model. It covers our most strategic accounts and it works well.

Now some proof points I want to go over. Why do we know what we’re doings working? One of the things that you want to measure are the size of the relationship you have and how they’re going now. So one of the numbers that we share externally is the relationship size is greater than $50,000. So if you take a look over the last quarter - actually had a little bit of a dip between Q3 and Q4 and that’s seasonality. End of the calendar year a lot of excess funds lets take advantage of those funds.

One of the things I can share with you is the number of million dollar accounts here. And these are the relationships bigger than $50,000 but we don’t share how many million dollar relationships here and that’s the number that excites me because $50,000 relationships yeah that’s cool; $100,000 is cool. We’re at million and it’s a lot bigger than that in a lot of cases. We don’t share those numbers publicly. I can’t but I’m telling you the investment model is working. So this is one of the proof points at $50,000 I can tell you internally you’re looking at a much bigger number.

Again we get back in to some customers. One of the things I wanted to try to show with this slide is our vertical strategy working with the products that we have whether they’re tools in the Breeze Flex we’ll talk a lot about today. I won’t spend a lot of time on this unless somebody really wants to dive into it to take a look I’d be happy to do that.

A couple of points. Breeze. If you look at Telco, T-Mobile, SCC, Versa-Telecom not bad customers. Relatively new product. The who’s who in the carrier world has just begun, but you know what that has to do with Breeze 5? We’re going to sell it in a hosted environment or a carrier somewhere in the world. That’s how we get big fast with Breeze. So today we’re selling internally to use it internally for training.

I want to go ahead and sell this as a hosted environment so that they can sell it as a value added service because we know that’s what the carriers or individuals are doing and with our latest release we have the ability to do that and we have a number of conversations going there. So that’s exciting.

You don’t believe in Flex okay this product here is one of the greatest pieces of technology I’ve ever had the fortune of trying to sell, but I’m going to tell you something. Having an account like SAP, the verification that there going to use this right now in Boston at Sapphire we’re on the - whether it’s right now it’s the 17th or 18th at some point in time in the next couple of three days we’re going to state (inaudible) at Sapphire if you’re familiar with Sapphire - SAP largest user conference that they do yearly. They just started about a month ago in Copenhagen and David was on that stage with them talking about our relationship. This thing will pull through those industries like no other application I can verify. This is great story. My sales professionals know it. Our partners know it and SAP knows it.

You know the great list of who’s who, you know I’ll tell you and interesting story visiting the University of Tokyo, called on them they use Breeze internally to communicate with all the professors. I was with one of their distinguished professors one time and if you’ve ever been at a college in Japan they like to tell you about their organization. They tell me that they are the university in all of Asia-Pac. He said we’re the (inaudible) of Asia and I asked him a question, I was getting all excited about Breeze and I said, what percentage of your students walk into a classroom with a laptop? Anyone want to take a guess? Four percent? Two percent? You’re a lot smarter than I am. I would have guessed 98%, 10% because see they understand the mobile world and their there. It just floored me so then we started to talk about while Breeze’s is great and wonderful I was trying to position Breeze as a new learning tool for all their students and then said you’ll have to wait for a future release as Tom said you know when we had Breeze on a little bit of ice, but for them to think that - one of the decisions that they made early on was the fact that when they bought three knowing that because we have the Flex platform on a mobile device. Isn’t that a great story? A lot of great stories up there. A lot of great customers.

I guess in summary we will continue to win. We’re going to stay very, very focused. We’ve got an organization to focus where we are, we know what we’re doing. We are not confused. We have a lot of wonderful technologies. We know where we’re going to sell those. We know where we’re not going to sell them. Either we’re going to use a partner or we’re not going to use a partner. Great products equal great customers. You know it’s the account focus. It’s the investment in the accounts that we want to win. Channel focus. Alignment. We can’t do this on our own. We need the channels. One of the things Dolby brings here is a very strong channel. We had a great channel and I can tell you that Dolby’s got a bigger, stronger, better aligned channel than we are. So I’m excited about that and again the vertical focus is solution channels. So I hope when I’m here in a year from today, I hope this story continues to be as great and exciting. I hope you’ve enjoyed some of the stories that I’ve share at that top of the world.

Thanks. Now it’s Betsey.

CFO Betsey Nelson?

Betsey Nelson  - Macromedia - Executive Vice President and Chief Financial Officer

Thank you. Isn’t he doing wondering Don is our sales guy. Get that. Okay. It’s always tough for me to come at the end of these things because everybody’s waiting to get out of their seats and I’m the thing standing between you and Q&A and cocktails. I apologize. I will try and make it brief.

I know many of you actually are very familiar with Macromedia in the knower numbers but I’m also aware that we have a few folks in the audience that are Adobe investors that are not as familiar with Macromedia. Well I take just a brief moment here to go over our results and give you a sense also of our outlook and I’ll answer a few questions that were asked in the break actually.

But just in terms of highlights I think you saw the numbers we posted for the year ended March 31st. We could really roll on all counts. From a growth perspective, top line we delivered $436 million in revenue or 18% year-on-year growth. We’re really proud of those results and that’s been a year with no major product releases.

We also made progress in establishing a more balanced portfolio of businesses and that’s about growing these newer initiatives that we’ve been talking about and having more stability in our business.

Also to improve predictability our ability to forecast where our business is going to end up and that way a lot of shifting going on in channel models and product strategies and so on and finally we did deliver the operating leverage that we were looking for delivered 18% operating margins on a non-GAAP basis and 43% growth in that operating income in terms of absolute dollars.

Just some quick pictures. Revenue growth on an annual basis accelerating revenue growth now three years in a row with 3% in fiscal ‘03, 10% in ‘04 and now 18% year-on-year in fiscal ‘05 and I think the quarterly trends speaks most strongly perhaps here. In fact if you look at it it was the September quarter a year - two years ago now that we launched the MX2004 product. So that’s now seven quarters from the release of those products and you still see that continued momentum from across the business so we’re really proud of that.

If you look at it in terms of the segments of business that we disclose - the different gems of the (inaudible) that we talked about their businesses, this is really important because we’re evolving our portfolio. Our core business - our designer developer business again had no release during the year and I think some people perhaps in this room were discounting so delivered 6% year-on-year revenue growth which is pretty darn good and I think it’s a testament to Don and his sales team getting out there in front of customers.

A newer initiative. We expected them to be triple digit growers but we’re really happy with the results that posted 133% growth year-on-year in the business segment 176% in consumer. That gives us a more balanced portfolio. Now it’s still evolving. I’m hoping a year from now it goes like this and then like this and then this and like this and it’s going to do so through growth, not through shrinking of the core.

If you look at it from a geography perspective we’ve been pretty balanced here because we establish our international presence (inaudible) we’ve been out in some of these regions since the L.A. 80s actually. All regions (inaudible) on year but the overall mix didn’t shift much. The year as a whole the U.S., North America rather represented 56% of our business; 6% growth in North America year-on year; 28% growth in India and 16% growth in APAX and that’s a combination of Japan, and Asia-Pacific regions. Nice solid growth in all regions and particularly in Europe this past year.

Now our channel model and Don talked about it quite a bit here has been evolving and I just wanted to point out that it’s evolving along with our product offering. I had a couple of people ask me questions at the break about pricing that we really hadn’t talked about product prices and maybe this will help explain the channel shift.

Our tools products, the core and next products are sold to designers and developers are either desktop tools in the $400 to $1,000 (inaudible) range - pacific tool you’ll think I’m at the shrink wrap product if you will and the server usually around $5,000 to $10,000 per CTU at the designer developers rates. Those products should sell well through traditional two-tier distribution models. A very efficient model frankly for reaching large volumes of customers and two-tier distribution is we felt the mass distributor like in Ingramor Tecketa (ph) then sell through a corporate reseller System House International software spectrum and those kind of resellers they touch large companies and they touch small companies and there’s mail order people as well in that business and they are really in the business of fulfilling demands, not creating demands. That’s a very efficient channel and we continue to use it but we are driving a shift toward more of our direct sales.

The second one we sell is through volume licensing. Volume licensing is a cumulative point base program that we make available through the channel as well as through our direct sales force. It enables people to buy off of a very standard contract so we don’t have a lot of negotiations and that part of our business has been increasing and I’ll show you the graph of that in a moment.

Finally our enterprise offerings, Flex, Breeze and Mobile is a much higher ASTs. Flex and Breeze are on the order of $25 to $70,000 ASTs. Mobile even higher than that, obviously low per unit royalties but very high dollar amount per customer. Those are available only from our direct sales force. We do not use the channel model at all.. I’ll give you some background pricing and the channel models.

Let me now show a graph that I literally borrowed from Adobe. They say that imitation is the most sincere form of flattery. So this is the way that Adobe has been presenting its business for the last several years and its breaks out the bookings by the different ways that you sell. What you see here is a decrease in the sales of shrink wrapped boxes through our distribution channel in favor of licensing and direct. Partially as a function of the way corporate customers and educational institutions around the world want to buy is partially because of the investments we’ve made ourselves in the direct sales force and the way we’ve driven the business. We believe that that customer relationship at the end of the day is what gives us an advantage and we’re trying to drive our business that way.

Getting now to the profitability quickly, I know you’ve all looked at that. This element - for the fiscal year we ended up with a 93% growth margin right at the top of the industry. It is nice being in the software business and starting at these numbers. Took it down from an 18% operating profit margins with investments primarily in sales and marketing were a little high perhaps relative to our target model longer term at 42%, 23% in R&D about on our target model and G&A as well a little high at 11%.

If you look at the trend overtime this is where you see the leverage really showing through. We’ve driven decreases in sales and marketing, R&D, G&A as a percentage of revenue primarily due of course through revenue increases and through (inaudible) and that’s driven the increase in the operating margins over that period of time. There’s a lot of leverage in the model.

Now interestingly we’ve been investing in headcounts during this whole period. In fact our headcount ended up at March 31st at about 1,450 employees and that was split about 40% in sales and marketing, 40% in R&D and 20% in the more overhead areas like G&A facilities (inaudible).

In fact during the year we increase headcount in view of opening up our own facility in India and hiring engineering personnel there so a place that had been outsourced third party kind of contracting and we did that to improve the access of talent and the retention that we had. They are probably puzzled and say are you hearing all these people and I want to point out that during that period we focused on driving productivity. Driving revenue per person up from 230K per person to now over 320K per person. We continue to drive that is one of the internal metrics that we focus on in the company and as well we look at that operating profit per person of course because that ultimately is what matters to you from a leverage perspective.

The balance sheet perspective. We have a very nice strong balance sheet. Extremely liquid. We start with $378 million in cash and that’s up $100 this past year. Our A/R at $58 million is up about $20 million year-on-year bringing the DSOs in at 45 days. We target a 40 to 50 day range for DSOs as a nice healthy number there.

Property and equipment went up this year. It went up about $60 million this year and you’re sitting in one of the reasons why. We bought this building - the building next door and the parking facility behind it a little over a year ago and I hope you’re enjoying it as much as we are enjoying it but I want to also point out - I think it’s actually going to turn out to be a great ROI. We bought these facilities at the very low in the real estate market here in San Francisco. The commercial market went through a complete tank as you might imagine following the Internet bust and I think we made a very good investment of cash as well of course we’ve lowered our occupancy costs on the leased facilities. We use to be right across the street until we filled in over there.

Deferred revenue is one of those gems on the balance sheet. I know you guys focus on it went up $15 million this past year, year-on-year and I think it speaks to the quality of the revenue that we’re generating that was growing that deferred revenue.

We have no long term debt of course and total assets increased about $160 million year-on-year to $844 million so nice solid balance sheet.

Some of the metrics and graphs, I’ll go up and to the right. As you would expect the cash investments in particular that is really some operations is under financing extensions and it keeps cash investments per share as well going up and we do focus on that solution and I’ll come back to that in a minute. Deferred revenue nicely increases in that increases in the total assets.

Lets just turn quickly to the dilution because I do have the pleasure of coming and talking with investors once a year about option requests and what you see here is a real decrease in our net burn rate over time to now a very manageable 2-3% net burn rate per year well in line with the higher growth profit companies in our industry.

From an overhang perspective - the overhang is really a function of the stock price and for many years people were not exercising options of course at low prices and that started to take care of itself. The overhang is also well down and well in line with the industry complex. We’ve been prudent in that area and we’ll continue to be prudent in that area.

We’re going to close with this. There’s not much more coming. From a financial outlook perspective for those of you who didn’t get our update on the call, we provided this outlook on May 3rd and we’re not updating it we are just reiterating what was provided on the 3rd.

We expect revenues for this fiscal year ended March 31, ‘06 to come in over $500 million and that’s driven primarily by a big release of the MX products as well of course continued growth in both businesses and (inaudible).

Gross margins have come down a little bit over the course of the year. There’s not a cause for alarm but rather its us investing in the service offering in line with driving products like Flex and Breeze we have more ability to service in regard to corporate customers.

Operating margins. Operating marginal trends toward 20% over the course of the year. We didn’t give specific quarterly breakouts, but obviously it follows the product cycle. Partially, shipping in the September quarter for the MX launches, so you can expect to see the leverage coming in at the back half of the year.

For the June quarter, we said flat to slightly down in terms of revenues from March, so 116 million or so in revenue; basically, same gross margin; and operating margin, down a little bit. Let me point out this excludes any impact from the Adobe acquisition. So we think they would have a few million in expenses this quarter related to agency’s lawyers, audit fees, etcetera.

As I look forward to fiscal ‘06 — and we set our objectives for the fiscal year, of course, before we announced the Adobe acquisition — but frankly, these remain constant for us. We’re going to continue to deliver on our growth and profitability targets, of course.

We’re going to fundamentally focus on driving predictability in our business, more predictable revenue streams, hosting, subscription, maintenance, royalties — these are nice pro rata kind of streams. So we’re going to see more focus on them on an escalated promise allying us and Salesforce.

We’ll focus on service offerings, particularly, again around Flex and Breeze and Mobile, to customers who want to have us help them implement technologies and not just solving things. We’re going to enhance our forecasting process as a way of increasing that predictability, as we provide that each year.

We have a variety of major systems investments that we made in fiscal ‘05, and we’re kind of in the Phase II part of that into ‘06. We have rolled out Oracle as our ERP platform around the world. We did that in MX manufacturing, in financials, in HR, and we’ll have some further enhancements on that we’re going to continue this year.

We’re on one (inaudible) at this point, Salesforce.com, for our lead management, and that’s going very well. And then we’ve started bringing in-house all of our licensing and online store. We’re going to continue that this fiscal year.

Lastly, we’re going to continue to focus on internal controls. I’m very proud of the team that’s been working on that frantically over the last year and is coming down to the final wire here. We look forward to fiscal ‘06 being a strong year from a financial perspective and providing good returns to shareholders.

And that’s it from my perspective. I’m going to turn it over to Stephen, and I think we’re going to open it up for some Q&A and to give all a chance to get your hearts going and give us a raft.

Stephen Elop  - Macromedia - Chief Executive Officer

I think I forgot to ask you about. The microphone is coming up so that — we needed to speak into the microphone, because we are being webcast. So we have to publicly broadcast this.

So after four and a half hours of presenting, are there possibly any questions left? Cocktails — we got a donor cocktail.

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Fine.

Stephen Elop  - Macromedia - Chief Executive Officer

Do you have a question?

Unidentified Speaker

Yes. How were the SAP deployments? How did the revenues flow from the SAP relationships?

Stephen Elop  - Macromedia - Chief Executive Officer

 Beth, do you want to take that?

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Sure. First of all, what we signed with SAP is an initial agreement. They will be OEMing our software, and we’re selling it along with their Net...

Stephen Elop  - Macromedia - Chief Executive Officer

NetWeaver.

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Thank you.

Stephen Elop  - Macromedia - Chief Executive Officer

Yes. You’re the finance person?

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Who’s the finance person? So we will see revenues overtime, as they continue to sell NetWeaver. Certainly, they made some commitment upfront, so we had some revenue in the last quarter as well.

Unidentified Speaker

(inaudible - off-mic).

Stephen Elop  - Macromedia - Chief Executive Officer

You should repeat the question, again.

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Yes. Okay. I’ll repeat the question. You’re asking whether or not the end user customer needs to make a separate choice, essentially, to buy our product? And the answer is no. They will be offering it with their platform, it is built in, and so Macromedia will automatically be receiving revenue from them.

Stephen Elop  - Macromedia - Chief Executive Officer

However, it’s built in, but there would be — an expanded opportunity is that each of those customers will be exposed to that capability with Flex and so forth, and that represents a cross-sell opportunity into other parts of their businesses for us.

Unidentified Speaker

(inaudible - off-mic).

Stephen Elop  -Macromedia - Chief Executive Officer

No. We’re not going to break out specific deal elements.

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Next.

Stephen Elop  - Macromedia - Chief Executive Officer

Up in the microphone, please

Unidentified Speaker

(inaudible - off-mic).

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Yes please?

Unidentified Speaker

I have a question about distribution channel alignment and sales force alignment for the Adobe. Is the Adobe sales force is going to sell everything? Are you guys going to sell Acrobat?

Stephen Elop  - Macromedia - Chief Executive Officer

So let me answer that question. We’ve just started the planning of the integration process. And actually, you know, in a combined company, you’re always looking at that very closely. The fundamental premise is that the synergies exist across (inaudible) products and so the intent is to integrate the sales forces.

Macromedia won’t have a sales forces, independently, doing Macromedia products, and they will still be isolated and so forth. And as you’ve heard Don talk about, when you have a strategy of going after the larger customers at the enterprise level, you want to talk them about the whole strategy. You don’t want to pamper them on a product-by-product basis.

Unidentified Speaker

So a complete integration, then?

Stephen Elop  - Macromedia - Chief Executive Officer

Yes. I mean we will integrate the sales forces right around the world. So I mean, part of our jobs, right now, both at Macromedia and Adobe is a huge meet and greet to understand, you know, what everyone does and so forth and also to make the decisions region-by-region, channel-by-channel, as to who the best players are and how we put the teams together.

Unidentified Speaker

Could I follow up with a little more on channel? You know, over the years since Director, Macromedia has built a variety of different pricing and agreements in multi-tiered distribution. And I’m not that familiar with Adobe, but how does Adobe’s channel match Macromedia’s channel?

Stephen Elop  - Macromedia - Chief Executive Officer

Well, it’s remarkably similar. And that’s just because we’ve both been optimizing for many years, and so some of the best practices just bubbled to the surface. For example, if you look in virtually any country around the world, we share the same major distributors. They may have one that we don’t have, and they may have — we may have one that they don’t have.

But by and large, there is huge overlap with distributors in terms of the go-to-market models for the distribution. We both are very focused on driving volume license sales. So we both have volume programs that have a great deal in common, which is no surprise, because whenever each one of us makes a change to our program or tries to take it to the next level, we’re not very closely what the other has been doing all along and that prior — opposed to that (inaudible), it’s not that surprising, as they would end up being pretty similar.

Unidentified Speaker

Kevin, you had mentioned you expect the Flash Player to become the software (ph) standard for playback of videos, as you look at the next generation. What gives you that level of confidence, especially given the presence of Windows Media out in the marketplace?

Kevin Lynch  - Macromedia - Chief Software Architect

Sure. You can look at the adoption of the Flash Player today in terms of its distribution on the Internet. It actually has a wider reach today with its current video technology than any of the other video players on the Internet, currently. So you could argue that it’s currently to be the fastest (ph) standard for video on the web because of that reach. The thing that I’m looking for, right now, is the adoption of that capability by websites.

And so we’re seeing, which I think is looking very good for us, right now, is a lot of gateway mainstream sites are now using the video technology like, for example, “CNET.com” uses a video on its homepage, right now, to deliver reviews of products. It’s beautiful. And it’s integrated in with the CNET branding, and it has little rounded edges that, certainly, you couldn’t do it with your video players. And it’s just beautiful.

Another example is Amazon.com is using video on its site, now. It appears on the homepage sometimes. It depends on who you are and what you’re buying, but they feature a film — independent films, and those are all played through the Flash Player. Right on this page, you press the button that plays right in the page. And so those are just a couple of examples.

I also showed IBM and Microsoft and a number of other companies who — you know, even Microsoft themselves — they are using flash played video on their “Vision” section. So I think it’s really an awesome technology for delivering video, and people are starting to see that. So it gives me a lot of optimism that we’re going to see that as adopted as the software standard.

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

(inaudible), Kevin, because we get this question all the time. And I think people assume, because there is not a separate popup box...

Kevin Lynch  - Macromedia - Chief Software Architect

Okay.

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

... that you’re not in a video player. And the truth is Flash is designed as a transparent user interface. So you’re in a video player. It just doesn’t force you to live in a box.

Kevin Lynch  - Macromedia - Chief Software Architect

Yes.

Stephen Elop  - Macromedia - Chief Executive Officer

Yes. If it’s a good video experience, it’s probably flash.

Unidentified Speaker

One of the key, kind of, business models around is this is actually the streaming of media business model that is CDN that Akamai, Speedera and others engage in. And we’re engaged with them as partners. They actually host the servers that stream a flash media, and through them, we are talking to the customers who are buying streaming media services.

And from them, we hear the “Wow, it’s branded, and it launches immediately. That’s what we want.” And so that’s really something that’s very powerful for customers to go through, basically, a distribution channel but CDN, who then come to us and say “What is this flash stuff video? We got to have it on our system.” We’ll have them on our networks, and they are buying software and giving us a software business around this kind of the area of video stream.

And so that’s the another indicator from the business side, not just the adoption of end users’ satisfactory (ph) experience or publishers’ satisfactory experience, but the actual businesses that are driven around this media streaming.

Unidentified Speaker

A product question, probably, for Kevin. One — with the flash player, you’ve been able to embed other standards that may come to market, SVG (ph) being on. Technically, if Avalon distraction and you know there is a whole set of another world developers building applications, what is the capability of the flash player still being the platform in distribution but being able to run and maybe if Avalon have for something like that?

Kevin Lynch  - Macromedia - Chief Software Architect

Okay. Sure. So the flash player runs across platforms, operating systems, browsers and everything. So it will run, for example, on Avalon. So, when Longhorn comes out and new Windows OS happens, flash player is going to run on that great. And so that’s something that we’ll definitely see.

Still there is no incompatibility between those things. So it’s successful as Longhorn is, and it’s open as it is to developers who make software to choose the platform for software. We’re a Windows software developer, and we make the flash player that runs on window. So that’s going to continue to be same case even with Longhorn coming out.

Unidentified Speaker

And just one more comment on that is one of the benefits we have in the mobile space. Especially, we are, sort of, having the core rendering engineers. We can take the SVG code essentially and render it using flash, which means we don’t have two rendering agents, which is a real huge issue, when you’re dealing with...

Unidentified Speaker

And just a follow-up. Are you going to talk about Central? It’s been kind of back-at-the-envelope works project. With the network into the flash player, obviously, I’m assuming some other capabilities to run, which I had asked is kind of built into that. Are we going to have two separate players?

Unidentified Speaker

Yes. Totally. So Central is — for those of you who don’t know it — it’s a developer release, right now. But it is an experiment in running flash application outside the browser. So you can basically (inaudible) up on your local machine all the data and the asterisk hash locally to use them whether you are online or offline. And we thinks that’s a really critical element for Originator, as to going forward, and you’ll see more from us overtime in that area. But Central right now is the publicly trading version of that.

Stephen Elop  - Macromedia - Chief Executive Officer

So he’s got a patent. He’s ready to go.

(Multiple Speakers)

Unidentified Speaker

Only one more. Okay. Maybe, Kevin can think out loud about some technical possibilities. First of all, what do you foresee in terms of possibly getting into linked abilities forms business with Flex? Could you see some connection there? Secondly — and this is — I’m asking you to think out loud on behalf of Adobe, but...

(Multiple Speakers)

Unidentified Speaker

So when you — but you’re are almost there. So when you look at Adobe Bridge part of CS2, could you foresee, within the next one to three years, that evolving into a more full-fledged digital asset or data asset management system and, perhaps, as part of CS3? And would you help them in that respect?

Kevin Lynch  - Macromedia - Chief Software Architect

Let me just expect crossing the line here.

(Multiple Speakers)

Kevin Lynch  - Macromedia - Chief Software Architect

Some guys don’t have a mike. One of the things we were clear about, I think, is coming together or announcing our joining together was that Flash and Acrobat were really the technologies that we want to bring together as unified platform. And that’s absolutely we are focused on doing.

And so the flash aspect of forms and then certainly Acrobat going on with lifecycle and its core management stuff is an obvious thing that we’d want to make across those things just to unify the platform. So, absolutely, and that’s what a lot of my head is at, right now. Assuming (ph) those kinds of thing out and not being able to act on it yet but speaking about them so that, when we are ready to go, we are ready to go.

On the other question, I can’t really speak for Adobe, but I love Bridge. And so I think there is a lot potential there in terms of helping people navigate through all their media that they are using in terms of publishing stuff. And certainly, I think, there is a lot more that we can do in that area truly to make that even richer experience that once was online and local concept together.

It’s just had a little bit — so that’s going on with Adobe stuff photos, you know, online as well as in the stuff. I think that’s just a first generation of that. But you are going to see a lot more of that stuff.

Unidentified Speaker

Okay. Over the last year or so, Macromedia has been very proud about its synchronous product development...

Unidentified Speaker

Yes.

Unidentified Speaker

... in system or process. Since you talked about sales integration, can you talk about R&D integration?

Kevin Lynch  - Macromedia - Chief Software Architect

So we are having sessions around product development, and we are starting with what is it that we want to do together, first, in terms of how these products might work, and then about how we organize throughout that. And so we’re in the early stages of exploring that, right now. Certainly, we are going to be unifying product development across these efforts. And, you know, for example, Flash and Acrobat are probably going to be pretty close together. But we have to work out all the details across all the products. But we are not going to have, you know, completely alien or separated efforts across these two existing companies, right now

Stephen Elop  - Macromedia - Chief Executive Officer

Just to keep our antitrust lawyers happy, this is done in such a way so it’s not to affect or pollute, if you like the people and management around, you know, in the existing development activities. So we have identified a group of individuals on both sides that will work together in what’s known as a premium environment to put these plans together. There is only a few on the executive team who are even allowed to know what’s taking place there so that the respective companies aren’t acting on that information really.

Unidentified Speaker

Okay. Just one last one on the mobile side. Don quoted a commitment by your three largest OEMs to 300 million units. Right now, latest calculation is that you are running at over 2 million units a month for mobile devices, I guess, for everyone. That’s a long ways compared to 300 million. What drives the ramp even faster or further over the next year?

Stephen Elop  - Macromedia - Chief Executive Officer

Let me take that. I think it’s going to drive it actually. If you think about the chart that Alice showed that said, a year ago, there were only 10 handset models. Now, there is 70. That number is just going to go way up, and so you’re going to see an expansion in the run rate quite substantially. The announcements with Samsung and Nokia were just made. It takes a period of time to put a supplier, get them into production, and so forth, and then to see it expand within their respective organizations. So you are going to see that take off. If you remember DoCoMo, when we were talking about DoCoMo, we had a scholarship that was a while before it really got going. And now from Japan, whether it’s, you know, virtually 3G phone from DoCoMo or KDDI or Vodafone, they are all shipping with flash. So it just takes time to get that penetration. I think someone also mentioned the fact that we have teams in these countries — you know, in Helsinki, for example — and so working with those companies to actually spread the password and get it going on new production models.

Unidentified Speaker

So when did they signed up? What two years ago?

Unidentified Speaker

Yes. Just over two years ago. And so last year, which was end of the first year or 18 months, this year was 12 models and this year is turning out 15 (inaudible). And I think what you’re seeing is the acceleration when the operator say go, it takes a year or so for the handset manufacturers to ship the mobile product lifecycle and then these things are done quickly.

Unidentified Speaker

Do you think it’s likely that we’ll get an American carrier instituting flash within the next 12 months?

Stephen Elop  - Macromedia - Chief Executive Officer

I would want to put probabilities on it, but they are very, very aware of the need to do quickly. Just to point out a few things that are happening in the North American market. The networks are coming. So in San Francisco, on my Verizon phone, I don’t have a high-speed network, but I will buy it Christmas. So it’s rapidly spreading across North America, and that’s a key element.

The other thing that’s happening in North America, which I think is very important, is you are seeing companies call the MVNOs, mobile virtual network operators, who are launching their own branded services on top of other environments. So like if you hear about ESPN selling the ESPN phone that’s branded around that operator brand, you’ll see several others and there is a thought I just heard this in the popular press by Wal-Mart and so forth. I mean, also I should think like that. If the major operators are going to maintain their control over the EN (ph) customer, they are happy to go out there with strong branded experiences. Remember what I said at the right of beginning, it’s all about the strength of the brand and so those operators, I mean they are looking at what’s going on in that phase to say, you know, its not good enough just to soak screen or logo on the back of the phone and shift that we got to go much, much further. I know those conversations are very much underway.

Unidentified Speaker

Can you give us some insight on Mailstorm (ph) that might be shipping in? What’s the rollout timeframe at each of that?

Kevin Lynch  - Macromedia - Chief Software Architect

Sure. Yes. Mailstorm is going to be available later this year, and I think we’ve said our products are going to be out in late summer.

Stephen Elop  - Macromedia - Chief Executive Officer

Late summer.

Unidentified Speaker

And in terms of — maybe for Tom — the Breeze 5 product in terms of the mix between selling it as a hosted service and software, what do you think that the analysts’ expectations for that, going forward?

Tom Hale  - Macromedia - Senior Vice-President and General Manager

Yes. A majority is sold as license. We expect that the hosted portion is going to grow. And we’ve seen that trend over the last couple of quarters, as we’ve extended the ways that we sell hosted. Again, it depends on where customer is in a lifecycle. If they’ve already adopted hosted, license is great, and there is a total cost of ownership. If they haven’t adopted anything, most often, it starts with (inaudible).

Unidentified Speaker

And Don, you talked about an increase in the number of $1 million deals that are invisible and kind of behind the scenes. Is that a booking or is it a kind of commitment from the customer or is it something more tangible in that that would come on into the flow into revenues?

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Might I suggest that he might be asking an accounting question there? And I think Don usually speaks in terms of booking, because that’s what Don is focused on.

Unidentified Speaker

In the size and growth rate of the flash developer phase, kind of, where are we and is it still growing? Are we still drawing people in there, and is the mobile experience helping to draw people in that?

Stephen Elop  - Macromedia - Chief Executive Officer

Yes. That is a good question. And it’s a little bit hard for us to measure that actually, but my sense is in terms of work and the amount of people and activity on flash is that it is growing in terms of our server developer conferences and the amount of stuff we see happening on the Internet and then tools we continue to sell. But in terms of mobile, we think that’s a huge opportunity. I’ll talk to that but there are other runways in terms of reaching beyond the current flash community, which is there is also Flex product that enables people to make flash applications. And that is addressing a completely new market that we weren’t addressing before, which is traditional programmers or java programmers who now can create great enriched Internet applications that couldn’t use our current tools to do that. So I think that’s where we’re seeing most of that new growth, and then in mobile, of course.

Unidentified Speaker

Okay. And just one comment, Steve, on the number of developers. I think I don’t know the exact the revenue number out of China, but I am guessing that it’s less than $10 million or maybe even less than 1 million in licenses. But I know that we did...

(Multiple Speakers)

Unidentified Speaker

I know that we did sell a few million books. So in terms of measurement of the server developer community, especially in that part of the world, which is really driving a lot of innovation in mobile, if there is now few million developers there, I’d be really surprised.

Unidentified Speaker

Could we ever take Flex to the business analyst community? Would that be a community really in that product too?

Unidentified Speaker

Well, are even business users creating application themselves?

Unidentified Speaker

No. Business analysts who work with the line of business managers — someone that is outside the IT department, but would be investor.

Unidentified Speaker

Yes. We are getting closer to that now. Mostly, in few partnerships like Stephen said it was SAP’s NetWeaver product, which is more designed exactly for the business analyst being next to someone and helping them build these things and not having to be even a java programmer. So that is the next step out, absolutely.

Unidentified Speaker

Okay. Thank you.

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

Such as financial people clearing those dashboards and knowing what, you know, things like ...

Unidentified Speaker

(inaudible). Right. Yes. That is the next step.

Stephen Elop  - Macromedia - Chief Executive Officer

Any other questions? You have about another one hour.

Unidentified Speaker

Yes. Can you comment on the pickup you might see or have seen from wireless developers that you’ve launched with Nokia in their developer kits?

Unidentified Speaker

Yes. I’d be happy to talk to that. Again, this task is a little difficult especially given that this is typical sort of rollout you’re seeing us it’s a major part first. But in Japan there are hundreds of thousands of the developers, who are building specifically, flash stuff for the DoCoMo, KDDI, and Vodafone networks. So that’s up from zero three years ago. So that’s nice.

Unidentified Speaker

(inaudible - off-mic)

Unidentified Speaker

Yes. Yes. No, you do. We have a CD case that especially tailored to the mobile space, and really we measure them as a narrow increase. You know, obviously, in the upcoming products that we have here coming up, you can lookout for some helpful things for the mobile developers as well. And in the case of Nokia, I think, they are publicly saying that they’ve got 1 million flash developers in their permanent service or in their various developer services, and they want to move a lot of those folks across to flash as well. So I think we’re going to see some growth there as well.

Unidentified Speaker

It’s about bridging between the existing mobile community and our professional community who maybe a lot of them haven’t done mobile and substituting those together. That’s just an interesting part naturally.

Stephen Elop  - Macromedia - Chief Executive Officer

No further questions? All right. Thank you very much. And we’ll join you outside for drink and some casual conservation. Thank you.

Elizabeth Nelson  - Macromedia - CFO, EVP, Secretary

All right. Thank you.

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